As filed with the Securities and Exchange Commission on July 31, 2007
Registration No. 333-__________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

RadView Software Ltd.
(Exact name of Registrant as specified in its charter)

Israel	Not Applicable

(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

14 Hamelacha St., Park Afek
Rosh Ha'Ain, 48091, Israel
(+972) 3-915-7060
(Address and Telephone Number of Registrant's principal executive offices)

RadView Software, Inc.
111 Deerwood Road, Suite 200
San Ramon, California 94583 USA
Tel: 925-831-4808
(Name, address and telephone number of agent for service)

Copies To:

Brian Brodrick, Esq.	Shlomo Landress, Adv.
Phillips Nizer LLP	Amit, Pollak, Matalon & Co.
666 Fifth Avenue	NITSBA Tower, 17 Yitzhak Sadeh Street
New York, New York 10103	Tel Aviv 67775, Israel
(212) 841-0700	972-3-568-9000

        Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

        If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee

Ordinary Shares, nominal value NIS 0.01 per share	274,584,157	(1)(2)	$0.07	(3)	$19,220,891	(3)	$591

(1)	Represents ordinary shares registered for resale by the selling shareholder. Pursuant to Rule 416 of the Securities Act of 1933, as amended, this Registration Statement also includes additional ordinary shares issuable upon stock splits, stock dividends or similar transactions.
(2)	Includes (i) 64,030,313 outstanding ordinary shares; (ii) 42,284,235 ordinary shares that may be acquired on exercise of warrants at a purchase price of $0.06 per share; (iii) 81,666,668 ordinary shares issuable on conversion (on a one-for-one basis) of preferred shares purchased at a price of $0.03 per share; (iv) 25,000,000 ordinary shares issuable on conversion (on a one-for-one- basis) of a convertible loan at a conversion price per share of $0.03; (v) 61,250,000 ordinary shares issuable on conversion of preferred shares that may be acquired on exercise of warrants at a purchase price of $0.04 per share, and (vi) 352,941 ordinary shares that may be acquired on exercise of a warrant at an exercise price of $0.17 per share.
(3)	Estimated solely for purposes of calculating the registration fee pursuant to Securities Act Rule 457(c), based on the average of the bid and asked price of Registrant’s ordinary shares of $0.07 on July 27, 2007, on the OTCBB.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. NO SELLING SHAREHOLDER MAY SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED July 31, 2007

PROSPECTUS

RadView Software Ltd.

Up to 274,584,157 Ordinary Shares

The selling shareholders identified in this prospectus may offer to sell up to an aggregate of 274,584,157 of our ordinary shares, consisting of the following:

        The Meitav Selling Security Holders:

–	56,378,980 ordinary shares were issued to selling shareholders (the “Meitav Selling Security Holders”) in two private placements completed in Israel in March 2007 and in May 2007 (the “Meitav Private Placements”). The ordinary shares were issued at a price per share of $0.06.

–	39,465,286 ordinary shares issuable on exercise of five-year warrants issued as part of the Meitav Private Placements to the Meitav Selling Security Holders, at an exercise price of $0.06 per share.

–	2,818,949 ordinary shares issuable on exercise of warrants issued as part of the fee to RadView’s advisor in the private placements at an exercise price of $0.06 per share.

–	As part of the transaction, RadView agreed to effect the registration of the ordinary shares and the ordinary shares underlying the warrants.

        The Fortissimo Selling Security Holders:

–	81,666,668 ordinary shares issuable on conversion of preferred shares purchased by six selling shareholders (the “Fortissimo Selling Security Holders”) at a price of $0.03 per preferred share in a private placement transaction completed in Israel in August 2006 (the “2006 Financing”) with additional investments in connection with that financing in December 2006, February 2007 and March 2007 (the “Fortissimo Additional Investments”).

–	61,250,000 ordinary shares issuable on conversion of preferred shares that may be purchased on exercise of five-year warrants issued in the Fortissimo Financing to the Fortissimo Selling Security Holders at an exercise price of $0.04 per preferred share.

–	25,000,000 ordinary shares issuable on conversion of the convertible loan granted by the Fortissimo Selling Security Holders due August 18, 2009.

–	Registration of the securities of the Fortissimo Selling Security Holders is made pursuant to RadView’s agreement, as part of the Fortissimo Financing, to grant them certain incidental registration rights.

–	The Existing Selling Security Holders: 7,651,333 ordinary shares that were issued to six selling shareholders in several transactions from 1991 to 2000 at an average purchase price of $0.97 (the “Existing Selling Security Holders”). The Existing Selling Security Holders participated in the Fortissimo Financing and as part of the Fortissimo Financing, RadView agreed to grant them certain incidental registration rights with respect to these shares.

–	Comerica Bank: 352,941 ordinary shares issuable on exercise of a seven-year warrant issued to Comerica Bank (“Comerica”) in connection with a revolving line of credit facility entered into in May 2005, at an exercise price of $0.17 per share. As part of the warrant, RadView agreed to grant to the Comerica certain incidental registration rights.

RadView is filing the registration statement of which this prospectus is a part at this time to fulfill its contractual obligations to do so, which the Company undertook in connection with the Meitav Private Placements, the Fortissimo Financing and the Comerica warrant.

Our ordinary shares are traded on the Nasdaq OTCBB under the symbol “RDVWF”. On July 27, 2007, the last reported sale price of our ordinary shares on the Nasdaq OTCBB was $0.08 per share. You are urged to obtain current market quotations for the ordinary shares.

We will not receive any of the proceeds from the sale of these ordinary shares. We shall receive proceeds resulting from the exercise price payable to us upon the exercise of the warrants held by the selling shareholders unless the warrants are exercised in a “cashless” exercise, in which case we will receive no proceeds upon such cashless exercise. Also, outstanding debt converted into equity shall not be required to be repaid. We have agreed to bear all of the expenses in connection with the registration and sale of these ordinary shares other than underwriting discounts and sales commissions.

You should read both this prospectus and any prospectus supplement, together with the additional information described under the heading “Incorporation of Certain Documents by Reference” before you decide to invest in our ordinary shares.

        INVESTING IN OUR ORDINARY SHARES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 5 OF THIS PROSPECTUS TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE PURCHASING OUR ORDINARY SHARES.

        Neither the Securities and Exchange Commission nor any state securities commission or the Israeli Securities Authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is ________, 2007

        You should rely only on the information contained or incorporated by reference in this prospectus or any supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and any underwriter or agent is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the United States Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf process, the selling shareholders may offer up to a total of 274,584,157 ordinary shares, from time to time, in one or more offerings in any manner described under the section in this prospectus entitled “Plan of Distribution.”

        This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Accordingly, you should refer to the registration statement and its exhibits for further information about us and our ordinary shares. Copies of the registration statement and its exhibits are on file with the SEC. Statements contained in this prospectus concerning the documents we have filed with the SEC are not intended to be comprehensive, and in each instance we refer you to a copy of the actual document filed as an exhibit to the registration statement or otherwise filed with the SEC.

        We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, our ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of ordinary shares.

        Unless the context otherwise requires, all references in this prospectus to “RadView,” “we,” “our,” “our company,” “us” and the “Company” refer to RadView Software Ltd. and its consolidated subsidiaries.

        All references in this prospectus to “ordinary shares” refer to our ordinary shares, nominal value NIS 0.01 per share.

        All references in this prospectus to “dollars” or “$” are to United States dollars.

        All references in this prospectus to “shekels” or “NIS” are to New Israeli Shekels.

THE COMPANY

We were incorporated in Israel in 1991 under the name RadView Software Ltd. as a private company pursuant to the Israeli Companies Ordinance, 1983. We conducted all our operations in Israel from 1993 until April 2000, when we relocated our corporate offices to the United States. In 2006 we relocated our headquarters back to Israel where we also we maintain our research and development operations.

Our facilities are located at 14 Hamelacha St., Park Afek, Rosh Ha’Ain, 48091, Israel. Our telephone number is +972-3-915-7060 and our website address is www.radview.com. The information contained on, or linked from, our website is not a part of this prospectus.

We currently manage our operations through our headquarters in Israel and use our wholly-owned US subsidiary, RadView Software Inc., for sales, distribution and support.

Radview develops and markets software for testing the performance, scalability and reliability of internet applications. Our software allows companies to accelerate the development and deployment of their web applications and enables the successful implementation of their strategies involving their websites. We also provide support and maintenance services to our installed base of customers.

In April 2007 we adopted an open source approach for developing, marketing and selling software. Our goal for the open source model is to take a leadership position in the distribution of performance-testing solutions for internet applications. The wide distribution inherent in an open source model can acquaint a much broader section of the market with the WebLOAD family of products. With a wide community of users and developers enjoying free access to a robust, proven product, there is increased exposure to our target commercial market that requires an enterprise-ready product with associated services and support. For the risks related to Open Source, see “Risk Factors – Risks Related to Our New Open Source Model”.

THE OFFERING

    —        This prospectus relates to up to 274,584,157 ordinary shares that may be offered for sale by the selling shareholders.

        The Meitav Selling Security Holders:

–	56,378,980 ordinary shares were issued to selling shareholders (the “Meitav Selling Security Holders”) in two private placements completed in March 2007 and in May 2007 (the “Meitav Private Placements”). The ordinary shares were issued at a price per share of $0.06.

–	39,465,286 ordinary shares issuable on exercise of five-year warrants issued as part of the Meitav Private Placements to the Meitav Selling Security Holders, at an exercise price of $0.06 per share.

–	2,818,949 ordinary shares issuable on exercise of warrants issued as part of the fee to RadView’s advisor in the private placements at an exercise price of $0.06 per share.

–	As part of the transaction, RadView agreed to effect the registration of the ordinary shares, and the ordinary shares underlying the warrants.

        The Fortissimo Selling Security Holders:

–	81,666,668 ordinary shares issuable on conversion of preferred shares purchased by six selling shareholders (the “Fortissimo Selling Security Holders”) at a price of $0.03 per preferred share in a financing transaction completed in August 2006 (the “2006 Financing”) with additional investments in connection with that financing in December 2006, February 2007 and March 2007 (the “Fortissimo Additional Investments”).

–	61,250,000 ordinary shares issuable on conversion of preferred shares that may be purchased on exercise of five-year warrants issued in the Fortissimo Financing to the Fortissimo Selling Security Holders at an exercise price of $0.04 per preferred share.

–	25,000,000 ordinary shares issuable on conversion of the convertible loan granted by the Fortissimo Selling Security Holders due August 18, 2009.

–	Registration of the securities of the Fortissimo Selling Security Holders is made pursuant to RadView’s agreement, as part of the Fortissimo Transaction, to grant them certain incidental registration rights.

–	The Existing Selling Security Holders: 7,651,333 ordinary shares that were issued to six selling shareholders in various transactions from inception at an average purchase price of $ 0.97 (the “Existing Selling Security Holders”). The Existing Selling Security Holders participated in the Fortissimo Financing and as part of the Fortissimo Financing, RadView agreed to grant them certain incidental registration rights with respect to these shares.

–	Comerica Bank: 352,941 ordinary shares issuable on exercise of a seven-year warrant issued to Comerica Bank (“Comerica”) in connection with a revolving line of credit facility entered into in May 2005, at an exercise price of $0.17 per share. As part of the warrant, RadView agreed to grant to the Comerica certain incidental registration rights.

For additional details, see “Selling Security Holders”.

        RadView is filing the registration statement of which this prospectus is a part at this time to fulfill its contractual obligations to do so. Registration of the ordinary shares does not necessarily mean that all or any portion of such ordinary shares will be offered for sale by the selling shareholders.

RISK FACTORS

        You should carefully consider the risks described below and all the information contained or incorporated by reference into this prospectus before making an investment decision regarding our ordinary shares. In addition to risks and uncertainties in the ordinary course of business that are common to all businesses, important factors that are specific to our industry and our company could materially impact our future performance and results. We have provided below a list of these risk factors that should be reviewed in connection with our securities. These are not all the risks we face and other factors currently considered immaterial or unknown to us may impact our future operations. The trading price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our New Open Source Model

Our open source edition of WebLOAD could impede sales of our parallel commercial software solutions.

The nature of open source is that software is free to use and the source code is provided without charge. Despite the general inferiority of open source editions relative to the commercial editions, there is still a risk that existing and potential customers may ignore the quality difference and choose open source over purchasing the commercial edition. Our future commercial sales of products, as well as sales of our support services (initial and renewal), may be adversely affected by the availability of open source editions. Third parties may independently enhance our basic Open Source Edition which may eliminate the commercial advantages of our Professional Edition. Such developments could have a materially adverse effect on our sales.

With the launch of our Open Source Edition we are now competing for user downloads and consumer awareness of and identification with other open source performance testing tools such as Jmeter, Open STA and TheGrinder. Some of these open source communities are dedicated communities of users and contributors that have been built over years.

One of the characteristics of open source software is that anyone can offer new software products for free under an open source licensing model in order to gain rapid and widespread market acceptance. Such competition can develop without the degree of overhead and lead time required by traditional technology companies. It is possible for new competitors with the greater resources than ours to develop their own open source solutions, potentially reducing the demand for our solutions. In addition, some of these communities (such as the Jmeter community), because they are not affiliated with a commercial vendor, may be viewed as more desirable than the WebLOAD Open Source community. We may not be able to compete successfully against current and future competitors. Competitive pressure and/or the availability of open source software may result in price reductions, reduced revenue, reduced operating margins and loss of market share, any of which could materially adversely affect our business.

We are unable to predict the market acceptance of our open source edition.

We introduced our Open Source Edition in April 2007 and have not accumulated sufficient information to date on use and satisfaction with our product to determine if our market strategy will be successful. If our Open Source Edition does not generate sufficient customer awareness or open source community participation, we will be unable to realize on the substantial investment we made in development and marketing efforts and may suffer set backs in development and market acceptance of our commercial products, which may have a material adverse effect on our business.

We may be unable to predict the future course of open source technology development, which could reduce the market appeal of our products and damage our reputation.

We do not exercise control over many aspects of the development of open source technology. Different groups of open source programmers compete with one another to develop new technology. Typically, the technology developed by one group will become more widely used than that developed by others. If we acquire or adopt new technology and incorporate it into our products but competing technology becomes more widely used or accepted, the market appeal of our products may be reduced and that could harm our reputation, diminish the WebLOAD brand and result in decreased revenues.

Our products contain third party open source software, which is provided under licenses that require us to make publicly available the source code we develop as a modification or addition to the open source software.

Our products are distributed with software programs licensed to us by third party authors under “open source” licenses, which may include the GPL, the GNU Lesser Public License, or LGPL, the BSD License and the Apache License. These open source software programs can include, without limitation, Snort®, Linux, Apache, Openssl, Etheral, IPTables, Tcpdump and Tripwire. Included with our software are copies of the relevant source code and licenses for the open source programs. Alternatively, we include instructions to users on how to obtain copies of the relevant open source and licenses. These third party open source programs are typically licensed to us for a minimal fee or no fee at all, and the underlying license agreements generally require us to make available to the open source user community the source code for such programs, as well as the source code for any modifications or derivative works we create based on these third party open source software programs. This could allow our competitors to create similar products, which would result in a loss of our product sales.

Use of third party software in our open source edition may subject us to claims of misuse and otherwise restrict our ability to commercialize our products.

Our ability to commercialize our products by incorporating third party open source software may be restricted because, among other reasons:

—	the terms of the open source license agreements may be unclear and subject to varying interpretations, which could result in unforeseen obligations regarding our proprietary products;
—	it may be difficult to determine the developers of open source software and whether such licensed software infringes another party’s intellectual property rights;
—	competitors will have greater access to information by obtaining these open source products, which may help them develop competitive products;
—	open source software potentially increases customer support costs because licensees can modify the software and potentially introduce errors; and
—	third party suppliers may assert claims against us for which we may be required to pay damages and which may otherwise result in the discontinuance of our sales until we can develop alternative software solutions.

We may not be able to protect our intellectual property rights and we may lose a valuable asset or incur costly and time-consuming litigation attempting to protect our rights.

Our success depends upon the protection of our technology, trade secrets and trademarks. To protect our rights to our intellectual property, we rely on a combination of trade secret protection, patent law, trademark law, confidentiality agreements and other contractual arrangements. The protective steps we have taken may be inadequate to deter infringement or misappropriation. We may be unable to detect the unauthorized use of our intellectual property or take appropriate steps to enforce our intellectual property rights. Policing unauthorized use of our products and technology is difficult. In addition, the laws of some foreign countries in which we currently or may in the future sell our products do not protect our proprietary rights to as great an extent as do the laws of the United States.

With the introduction of our Open Source Edition, we expose that portion of our proprietary technology to the public which may lead to unintended access to our confidential proprietary software. The reach of the open source community, beyond geographic borders, makes difficult the ability to police the proper use and protection of our software.

Failure to adequately protect against or to promptly detect unauthorized use of our intellectual property could devalue our proprietary content and impair our ability to compete effectively. Defending our intellectual property rights could result in the expenditure of significant financial and managerial resources, whether or not the defense is successful. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, or duplicate our products or our other intellectual property. We may have to resort to litigation to enforce our intellectual property rights, to protect our trade secrets or know-how or to determine the scope, validity or enforceability of our intellectual property rights. Our protective measures may prove inadequate to protect our proprietary rights, and any failure to enforce or protect our rights could cause us to lose a valuable asset.

Risks Related to Our Business

We do not have sufficient insurance to cover all of our potential product liability and warranty claims.

Companies use our products to assure the performance of their web applications. In many cases, web applications serve critical business functions. The sale and support of our products may entail the risk of product liability or warranty claims based on our products not detecting critical errors or problems with web applications that fail in a “live” environment and cause companies financial loss. In addition, the failure of our products to perform to customer expectations could give rise to warranty claims. Although we seek to limit our exposure to claims under our license terms and we carry general liability insurance, it is unlikely that our insurance would cover potential claims of this type and our insurance may not be adequate to protect us from all liability that may be imposed. If we are subject to any claims, our results of operations may be materially adversely affected.

We may be subject to intellectual property infringement claims that, with or without merit, could be costly to defend or settle.

Substantial litigation regarding intellectual property rights exists in the software industry. We expect that software products may be increasingly subject to third-party infringement claims as the number of competitors in our industry segments grows and the functionality of products in different industry segments overlaps.

Third parties may make a claim of infringement against us with respect to our products and technology or claims that our intellectual property rights are invalid. Any claims, with or without merit, could:

—	be time-consuming to defend;
—	result in costly litigation;
—	divert management's attention and resources;
—	delay product delivery, or
—	result in substantial damage awards.

In addition, if our products were found to infringe a third party’s proprietary rights, we could be required to enter into royalty or licensing agreements in order to continue to be able to sell our products. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all. A successful claim of product infringement against us and our failure or inability to license the infringed or similar technology could have a material adverse effect on our business.

We expect to depend on sales of our WebLOAD product for a substantial majority of our revenues for the foreseeable future. Sales by our WebLOAD licensees and the availability of our open source edition may compete with our sales of this product.

We anticipate that revenues from our WebLOAD will constitute a substantial majority of our revenues for the foreseeable future. Consequently, any decline in the demand for our WebLOAD product would have a material adverse effect on our business.

We have also entered into technology licenses arrangements with Ixia and OPNET Technologies that permit the use of the technology underlying our WebLOAD products and we may enter into additional licenses in the future. These technology licenses will generate revenues for only a specified period of time. Our licensees may compete with us for sales of WebLOAD and their product offerings may contain features in addition to those contained in WebLOAD. Competition from our licensees could reduce the amount of revenues we generate from our sales of these products in an amount that exceeds any license revenues recognized by us directly from the licensee. Our Open Source Edition, although without the high level functionality of our WebLOAD Professional, nonetheless may also compete with our commercial product sales. This could have a material adverse effect on our results of operations.

If we fail to develop new products or fail to enhance our existing products to respond to emerging technologies and industry trends, we will likely lose market share to our competitors and our revenues will likely decline.

The target market for our products is characterized by rapid technological change, frequent new product introductions, changes in customer requirements, evolving industry standards and significant competition. We expect to introduce new products and develop enhancements to our existing products. Our future financial performance depends upon our ability to timely identify new market trends and Internet technology and to develop and commercialize software that is compatible with these emerging trends and technologies. We may not accurately identify trends and technologies or we may experience difficulties that delay or prevent the successful development, introduction or marketing of new or enhanced software products in the future. In addition, our products may not meet the requirements of the marketplace or achieve market acceptance. If we fail to successfully and timely develop and deploy new products or product enhancements, we may lose market share to our competitors and our revenues may decline.

Our existing software products could become obsolete and unmarketable with the introduction of products, web applications or computer systems employing new technologies or industry standards.

The commercial web application performance and testing solutions market is intensely competitive, subject to rapid change and significantly affected by new product introductions and other activities of market participants. Our primary competitors include companies which offer performance-testing software, such as Mercury Interactive (HP), Borland, IBM, Empirix and Compuware. Some of our competitors have longer operating histories, better brand recognition, a larger installed base of customers and substantially greater financial, technical, marketing and other resources than we do. As a result, they may be able to respond more quickly to new or changing opportunities, technologies, standards or customer requirements.

If our current software products become obsolete and we fail to introduce new products, our business will not be viable. Further, if our competitors introduce products earlier or that are more responsive than our products to emerging technologies and market trends, we will lose market share to our competitors and our revenues may decline.

New competitors could emerge or our customers or distributors could internally develop alternatives to our products and either development could impair our sales.

We may face competition from emerging companies as well as established companies who have not previously entered the market for performance testing products. Established companies may not only develop their own performance testing tools, but they may also acquire or establish product integration, distribution or other cooperative relationships with our current competitors. New competitors or alliances among competitors may emerge and rapidly acquire significant market share due to factors such as greater brand name recognition, a larger installed customer base and significantly greater financial, technical, marketing and other resources and experience.

Many of our competitors also have broader and more established distribution channels that may be used to deliver competing products directly to customers through bundling or other means. If competitors were to bundle competing products with their products, the demand for our products might be substantially reduced and our ability to distribute our products successfully would be substantially diminished. The entry of new competitors into our market could reduce our sales, require us to lower our prices, or both. Many of the factors that affect competition are outside our control, and there can be no assurance that we can maintain or enhance our competitive position against current and future competitors.

We expect that competition will intensify in the future and that additional competitors will enter the market with innovative competing products that may change the competitive landscape. Increased competition is likely to result in pricing pressures, reduced margins and may result in the failure of our products to achieve or maintain market acceptance, any of which could have a material adverse effect on our business, results of operations and financial condition.

Defects in our products may increase our costs and diminish the demand for our products.

Our products are complex and they have occasionally contained, and may in the future contain, undetected errors when first introduced or when new versions are released. If our products do not perform as intended in specific company environments, we may incur warranty costs, be subject to liability and experience delays. Regardless of the source of the errors, we must divert the attention of our engineering personnel from our research and development efforts to address any errors. Any insurance policies that we may have may not provide sufficient protection should a claim be asserted. Moreover, the occurrence of errors, whether caused by our products or the products of another vendor, may result in significant customer relation problems and injury to our reputation and may impair the market acceptance of our products and technology.

Failure to develop strategic relationships could limit our growth.

We believe that our success in penetrating our target markets depends in part on our ability to develop and maintain strategic relationships with resellers, systems integrators and distribution partners. If we are unable to maintain our existing marketing and distribution relationships, or fail to enter into additional relationships, we will have to devote substantially more resources to direct sales and marketing of our products. In addition, licenses of our products through indirect channels have been limited to date. Our existing relationships do not, and any future relationships may not, afford us exclusive marketing or distribution rights. Therefore, our partners could reduce their commitment to us at any time in the future. Many of these partners have multiple relationships and they may not regard us as significant for their business. In addition, these partners may terminate their relationships with us, pursue other relationships with our competitors or develop or acquire products that compete with our products. Even if we succeed in entering into these relationships, they may not result in additional customers or revenues.

The success of our business depends on our senior management, whose knowledge of our business and expertise would be difficult to replace.

Our success depends largely on the continued contributions of our senior management. Employment agreements with our senior management team and other key personnel do not require a specified service obligation. We also do not carry life insurance on our senior management or other key personnel. If one or more members of our senior management were to terminate their employment, we could experience delays in product development, loss of sales and diversion of management resources.

We may not be able to retain our existing personnel, which could negatively impact development, sales and support of our products.

In the past we have reduced the size of our workforce in order to reduce our operating expenses. As a result, our success depends on our ability to retain our existing experienced employees. If we fail to retain our current employees, our revenues could decline. Competition for qualified personnel is intense, and we may not be able to retain our highly qualified personnel. Our future success also depends upon the continued service of our key sales, marketing and support personnel. In addition, our products and technologies are complex and we are substantially dependent upon the continued service of our existing engineering personnel. None of our key employees are bound by an employment agreement that requires a specified service obligation. If we are not able to retain our existing personnel, we could have difficulty developing, selling or supporting our products.

Risks Related to Our Operations

We have had losses since our inception and expect to incur losses for the foreseeable future.

We incurred net losses of $3.8 million in 2004, $2.5 million in 2005 and $2.7 million in 2006. As of December 31, 2006, we had an accumulated deficit of $62.0 million. We expect to incur losses for the foreseeable future and cannot be certain if, or when, we will achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future.

We will need additional capital to finance our operations.

We will need to raise additional capital to finance our operations unless we are able to generate cash from operations. To date we have been unable to generate cash from operations. Cash used in operating activities was $2.7 million in 2004, $1.9 million in 2005 and $1.9 million in 2006.

In August 2006, the Company completed a financing transaction under which the investors made an initial investment of $1.5 million, with the investors having the right to invest an additional $2.25 million over the 18 month period after the closing, out of which they invested $0.7 million during 2006 and $1 million during 2007 to date. In March and May 2007, the Company completed two private placements for the purchase of our ordinary shares and warrants to purchase ordinary shares, raising approximately $3.4 million. There is no assurance as to any additional amounts that the investors in each of these transactions will elect to invest beyond their investments to date.

Our ability to actively seek out other forms of financing or pursue strategic alternatives is significantly restricted under the terms of the 2006 financing.

We are restricted in our ability to seek other financing or pursue other strategic alternatives without the approval of the holders of our Preferred Shares. As a result, in the event that alternative financing is needed but not approved by the holders of Preferred Shares, our ability to continue operations will be materially adversely affected.

Our sales cycle depends partly on factors outside our control and may cause our revenues to vary significantly.

Our customers view the purchase of our products as an important decision. As a result, our customers may take a long time to evaluate our products before making their purchase decisions and this could result in a long, and often unpredictable, sales and implementation cycle for our products. This may cause our revenues and results of operations to vary significantly from period to period. In addition, we may expend significant sales and marketing expenses during the evaluation period before the customer places an order with us. Our customers often begin by purchasing our products on a pilot basis before they decide whether or not to purchase additional licenses for broader use within their organizations.

We usually have no significant order backlog. This makes revenues in any quarter substantially dependent upon orders we receive and deliver in that quarter. Because of this, our revenues and results of operations in any quarter may not meet market expectations or be indicative of future performance and it may be difficult for an investor to evaluate our prospects.

Our quarterly operating results may fluctuate, and if we fail to meet the expectations of our investors, our share price may decrease significantly and shareholders could lose part or all of their investment.

Our quarterly revenues and operating results have varied significantly in the past and are likely to continue to vary significantly in the future. Our future quarterly operating results may fluctuate significantly and may not meet the expectations of investors.

The factors that may cause fluctuations of our operating results include the following:

—	the size, timing and terms of sales of our products and services;
—	unexpected delays we may encounter in introducing new versions of our existing products as well as any new future products and services;
—	our ability to successfully retain our direct sales force and international sales organization;
—	our ability to establish and maintain relationships with our partners;
—	the fixed nature of expenses such as base compensation and rent; and
—	transaction costs, including legal, investment banking and accounting fees, in connection with extraordinary activities, such as obtaining financing or pursuing our strategic alternatives.

Due to these and other factors, we believe that period-to-period comparisons of our results of operations may not be meaningful and should not be relied upon as indicators of our future performance. It is possible that in future periods our results of operations may be below the expectations of public market analysts and investors. If this occurs, the price of our ordinary shares may decline.

We have not yet completed the evaluation of our internal controls over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

We are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by no later than the end of our 2007 fiscal year. We have begun the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404. This process may divert internal resources and will take a significant amount of time and effort to complete. If we determine that we are not in compliance with Section 404, we may be required to implement new internal control procedures and reevaluate our financial reporting. We may experience higher than anticipated operating expenses as well as external auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent auditors.

Risks Relating To Our Financing Transaction

There has been and will continue to be substantial dilution to our existing shareholders as a result of the 2006 Financing and the Meitav Private Placements.

At the closing of our 2006 Financing, we issued to the investors 25,000,000 Preferred Shares, convertible debt that could be convertible into 25,000,000 Preferred Shares, and warrants to purchase up to an additional 18,750,000 Preferred Shares. The investors have the additional right, within 18 months after the closing, to purchase up to an additional 75 million Preferred Shares and warrants to purchase up to a total of 56,250,000 additional Preferred Shares. As a result, the investors in the 2006 Financing have the ability, upon conversion of the Preferred Shares and convertible debt and exercise of the warrants, and exercise of the additional investment rights, to acquire up to a total of 200,000,000 of our ordinary shares.

In addition, the Company has entered into a series of addendums to the purchase agreement for the 2006 Financing, in connection with the Fortissimo Additional Investments under that Financing. Each addendum grants to the investor new options to purchase Preferred Shares and warrants to purchase Preferred Shares equal to the amount acquired under the additional investments. Such new options are subject to shareholders approval at the Company’s next annual meeting. See “Selling Securities Holders – The 2006 Financing”, for further discussion of the new options.

In addition, in connection with the Meitav Private Placements by certain institutional investors in March 2007 and May 2007, the Company issued to those investors a total 56,378,980 ordinary shares and warrants to purchase up to an additional 39,465,286 ordinary shares. The Company has issued to its advisor in the private placements warrants to purchase 2,818,949 ordinary shares.

Fortissimo and other investors in the 2006 Financing have control over most matters submitted to a vote of the shareholders, thereby limiting the power of other shareholders to influence corporate action.

As of July 1, 2007, Fortissimo Capital Fund GP, LP, or Fortissimo, owned 47.6% of our outstanding ordinary shares and, together with certain other investors in the 2006 financing with which Fortissimo shares voting rights, owned 50.2% of our outstanding ordinary shares, including the ordinary shares issuable upon conversion of the Preferred Shares held by them, or 67.6% of our outstanding shares, including shares issuable on exercise of warrants and additional investment rights and conversion of debt. See “Selling Security Holders”. Fortissimo and these investors are parties to a voting agreement to vote their shares with Fortissimo, as a result of which, Fortissimo has the power to substantially influence the outcome of most matters submitted to a vote of shareholders, including the election of members of our board and the approval of significant corporate transactions. This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of RadView. In addition, Fortissimo is also entitled to nominate a majority of the members of our board of directors to be designated as preferred directors. These preferred directors have been granted approval authority over significant corporate actions and transactions.

As a result, Fortissimo has substantial control over both the voting shares and our board of directors, which may significantly limit the power of all other shareholders and our existing directors to influence corporate actions.

Additionally, Fortissimo may exercise its control over our business to affect directly or indirectly other aspects of our operations, such as our business strategy, management structure, and personnel. Our President and Chief Executive Officer, Yochai Hacohen, is a managing partner in Fortissimo. There can be no assurance that any changes resulting from the influence of Fortissimo will not materially adversely affect our business.

We will incur additional costs in connection with the 2006 financing.

We incur costs and expenses arising directly from the financing such as interest expense and amortization of deferred financing charges and warrants. In addition, we are required to pay to Fortissimo a management fee in a minimum amount of $50,000 per year, plus an additional amount up to $70,000 per year, such additional amount payable from our annual profits, if any. These additional expenses will materially adversely affect our results of operations if we are not able to increase our revenues and/or decrease our other expenses.

Risks Relating to Our Share Capital

Our ordinary shares are listed on the Over-the-Counter Bulletin Board, or OTCBB.

Our shares are quoted on the OTCBB. Until September 2004, our shares were traded on the Nasdaq SmallCap Market. As a result of being traded on the OTCBB, our shareholders and we have experienced and may in the future experience negative consequences, including:

—	a less liquid trading market for our ordinary shares;
—	loss of investor confidence that could result in the decline in the trading price or volume of our ordinary shares;
—	decrease of our reputation with prospects, customers, employees and vendors, any of which may have a material adverse affect on our business; and
—	reduced access to capital markets in the event we need to raise additional capital.

The 2006 Financing and Meitav Private Placements may have an adverse effect on the market price of our ordinary shares.

Under the terms of the 2006 Financing and the Meitav Private Placements, our ordinary shares may be issued as a result of the conversion of convertible securities and debt or the exercise of warrants. All of these ordinary shares would be sold to the investors, respectively, at prices that are substantially below the market price of our ordinary shares on July 1, 2007 and substantially below the historical market prices of our ordinary shares. As a result, the market price of our ordinary shares may decline.

The market price of our ordinary shares has fluctuated and may continue to fluctuate significantly.

Our share price has fluctuated and may continue to fluctuate significantly. Fluctuations in our share price can occur for reasons that may be unrelated to operating results, including stock market-wide downturns and events in the technology industry as well as in Israel. These fluctuations may adversely affect the market price of our ordinary shares.

There may be an adverse effect on the market price of our shares as a result of shares being available for sale in the future.

In connection with previous capital raising activities, including our private placement in March 2004 and revolving line of credit facility in 2005, we have outstanding several series of warrants to purchase our ordinary shares at various exercise prices. In connection with the 2006 Financing and the Meitav Private Placements, we have issued a substantial number of Preferred Shares and warrants to purchase Preferred Shares, as well as convertible debt that is convertible into Preferred Shares. Our ordinary shares may be issued as a result of the conversion of our convertible securities or the exercise of warrants. Under the terms of the 2006 Financing, the Meitav Private Placements, and the Comerica warrant, the ordinary shares underlying the securities issued in those transactions and certain other securities outstanding prior to those transactions are being registered for resale to the public.

If our current or future shareholders sell substantial amounts of our ordinary shares, including shares issued upon the conversion of Preferred Shares or convertible debt, or upon the exercise of outstanding options and warrants, then the market price of our ordinary shares may decline.

These sales might also make it more difficult for us to sell equity or equity-related securities in the future at a time and place that we deem appropriate.

Following the 2006 Financing, the privileges and rights of our ordinary shareholders are junior to the rights of our preferred shareholders.

In connection with the 2006 Financing, our Articles of Association were amended to allow for the creation of Preferred Shares and establishment of their rights and preferences, which include the following:

—	Preferred Shares vote on an as-converted basis with ordinary shares on all matters presented at a general meeting of shareholders;
—	Preferred Shares are entitled to nominate a majority of the members of the board of directors;
—	Preferred Shares have a priority preference upon liquidation; and
—	Preferred Shares have protective rights over significant corporate actions, such as approval of mergers and acquisitions, voluntary liquidation or dissolution, declaration of dividends, amendments to the articles of association, sale or transfer of assets, and issuance of securities with equal or superior rights.

As a result, the rights granted to holders of our Preferred Shares may have an adverse effect on the rights and preferences of our ordinary shareholders.

Risks Relating to Our Location in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products, which could have a material adverse effect on our business.

Our principal offices and many of our subcontractors and suppliers are located in Israel. Accordingly, political, economic and military conditions in Israel affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, and in January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates is expected to be a major obstacle to relations between Israel and the Palestinian Authority, as well as to the stability in the Middle East as a whole. In July 2006, Israel became involved in a major military conflict with the Hizbullah organization in Lebanon, which subjected the north of Israel to missile attacks. Israel’s military operations required the drafting of a substantial number of reserve soldiers.

The future of relations between Israel and the Palestinian Authority is uncertain. Terrorist attacks, armed conflicts or political instability in the region could negatively affect local business conditions and harm our results of operations. We cannot predict the effect on us of the increase in the degree of violence against Israel or the effect of military action elsewhere in the Middle East. Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as a result of the increase in hostilities. This may also materially adversely affect our operating results, financial condition and the expansion of our business.

Additionally, in recent years Israel has undergone a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel deteriorate. Furthermore, Israel is a party to certain trade agreements with other countries, and material changes to these agreements could have a material adverse effect on our business.

If our key personnel are required to perform military service, we could experience disruptions in our business.

A number of our key personnel in Israel have standing obligations to perform periodic reserve duty in the Israel Defense Forces and are subject to be called for active military duty at any time. If our key personnel are absent from our business for a significant period of time, we may experience disruptions in our business that could affect the development, sales or technical support of our products. As a result, we might not be able to compete in the market and our results of operations could be harmed.

Because substantially all of our revenues are generated in U.S. dollars, while a portion of our expenses is incurred in New Israeli Shekels, or NIS, inflation in Israel could harm our results of operations.

A substantial portion of our revenues are generated in U.S. dollars, while a portion of our expenses, primarily salaries and related expenses incurred in our Israeli facility, is in NIS. Our Israeli-based employees’ salaries are influenced by inflation in Israel. As a result, any increase in the rate of inflation in Israel may have a negative impact on our dollar-measured operating results unless the inflation in Israel is offset by a devaluation of the NIS in relation to the U.S. dollar. In 2004, the rate of inflation in Israel was increased by 1.2% and the value of the U.S. dollar decreased in relation to the NIS by 1.6%. In 2005, the rate of inflation in Israel was increased by 2.4% and the value of the U.S. dollar increased in relation to the NIS by 6.8%. In 2006, the rate of inflation in Israel decreased by 0.1% and the value of the U.S. dollar decreased in relation to the NIS by 8.2%. If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected. We cannot predict any future trends in the rate of inflation in Israel or trends in the rate of exchange between the NIS and the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be materially adversely affected.

Israeli regulations may impact our ability to engage in research and development and export of our products in accordance with our current practices.

Israeli law requires us to obtain a government license to engage in research and development of, and export of, the encryption technology incorporated in our products. We currently have government licenses to engage in production of our encryption technology in our products in their 40- and 128-bit versions. Our research and development activities in Israel would need to be modified to transfer this activity to our U.S. development organization, and our current practice of exporting our products from Israel to the U.S., with embedded encryption technology, would need to be changed if:

—	the Israeli government revokes our current licenses;
—	our licenses fail to cover the scope of the technology in our products; or
—	Israeli laws regarding research and development export or use in general of encryption technologies were to change.

We currently benefit from government programs and tax benefits that may be discontinued or reduced.

We currently receive tax benefits and have been approved for a research and development grant for 2007 of up to approximately $460,000 under Government of Israel programs. In order to maintain our eligibility for these programs and benefits, we must continue to meet specified conditions, including making specified investments in property and equipment. We may not be able to continue to meet all of these conditions. In addition, some of these programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel. If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund any payments previously received under these programs or to retroactively pay tax on any income at a higher tax rate than that applying under these benefits.

In recent years, the Government of Israel has reduced the benefits available under these programs and has amended the specified conditions that must be met in order to achieve or maintain eligibility. You can see more information regarding recent changes in Note 11(b) to the Notes to Consolidated Financial Statements filed with the SEC as part of our Annual Report on Form 20-F on June_28, 2007. We cannot guarantee that these programs and tax benefits will continue in the future at their current levels or at all. If the Government of Israel reduces or ends these tax benefits, our business, financial condition and results of operations could be materially adversely affected.

It may be difficult to enforce a U.S. judgment against us or against certain of our directors, or to assert U.S. securities laws claims in Israel or serve process on these persons.

We are incorporated in Israel. The chairman of the board of our directors and other directors are nonresidents of the United States and a portion of our assets is located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of those persons or to effect service of process upon these persons in the United States. It may also be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

Provisions of the Israeli law could delay, prevent, or make difficult, a change of control, thereby depressing the price of our ordinary shares.

Provisions of the Israeli Companies Law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, Radview. The Israeli Companies Law generally provides that a merger be approved by both the board of directors of a company and a majority of the shares present and voting on the proposed merger at a meeting called upon with at least 21 days’ notice. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares not held by the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party or its general manager) vote against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging company. Finally, a merger may not be completed unless at least 50 days have passed since the filing of the merger proposal signed by both parties with the Israeli Registrar of Companies.

The Israeli Companies Law also provides that an acquisition of shares in a public company on the open market must be made by means of a tender offer if, as a result of the acquisition, the purchaser will become a 25% or greater shareholder of the company unless there is already another 25% or greater shareholder of the company. Similarly, an acquisition of shares must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% shareholder of the company. In any event, if as a result of an acquisition of shares the acquirer will hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares. Finally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than United States tax law. For example, Israeli tax law may subject a shareholder who exchanges our ordinary shares for shares in another corporation to immediate taxation.

These Israeli laws could have the effect of inhibiting third party attempts to acquire RadView.

FORWARD-LOOKING STATEMENTS

In addition to historical information, this prospectus contains forward-looking statements that are intended to be, and are hereby identified as, forward looking statements for the purposes of the safe harbor provisions of the Private Securities Reform Act of 1995. These statements relate to future events or other future financial performance and actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed above and elsewhere in this prospectus. You should therefore not rely on these forward-looking statements, which are applicable only as of the date hereof.

We urge you to consider that statements which use the terms “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology are intended to identify forward-looking statements. These forward-looking statements are based, among other things, on assumptions in connection with:

—	the price and market liquidity of our ordinary shares;

—	our ability to attain necessary working capital;

—	the market demand for our products;

—	our ability to retain key technical and management personnel;

—	our future performance, sales, gross margins, expenses (including stock-based compensation expenses) and cost of revenues.

Assumptions relating to the foregoing involve judgment with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this prospectus under “Risk Factors,” and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis as of the date hereof. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof, except as required by applicable law. In addition to the disclosure contained herein, readers should carefully review any disclosure of risks and uncertainties contained in other documents that we file from time to time with the Securities and Exchange Commission (the “SEC”).

RECENT DEVELOPMENTS

Radview has recently entered into a non-binding term sheet with a global provider of software solutions, for the purchase of a certain product line.

The acquisition, of which there can be no assurance, would represent a major expansion of Radview’s business. The purchase price would be payable in a combination of cash, ordinary shares and non-recourse notes.

As part of the transaction, Radview intends to hire many of the employees currently involved in the  purchased product line.

Consummation of the transaction is not certain and is subject to the satisfactory completion of Radview’s due diligence, the negotiation and  execution of a definitive agreement  on terms acceptable to Radview and to the satisfaction of closing conditions appearing therein.

In the event a definitive agreement shall be entered into, the Company shall provide additional information on the final transaction.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness as of December 31, 2006, on an actual basis and as adjusted to give effect to the issuance of the preferred shares and warrants issued in 2007 in the Fortissimo Additional Investments and the issuance of ordinary shares and warrants in the Meitav Private Placements, and our receipt of the net proceeds in such transactions. These ordinary shares and the ordinary shares issuable upon exercise of the warrants and the ordinary shares issuable on conversion of preferred shares and warrants for preferred shares are being registered for resale in this prospectus. You should read this table in conjunction with the section captioned “Selling Security Holders,” and our consolidated financial statements and the related notes incorporated by reference into this prospectus.

	December 31, 2006
	Actual	Adjusted (*)
	(in thousands US$)

Long Term Loans	94	94

Ordinary Shares, NIS 0.01 par value
(Authorized: 350,000,000 shares, issued and outstanding
20,525,682 shares actual**; 76,904,662 shares as adjusted)	51	188

Preferred A Shares, NIS 0.01 par value
(Authorized: 125,000,000 shares, issued and outstanding
48,333,334 shares actual; 81,666,668 shares as adjusted)	112	191

Preferred B Shares, NIS 0.01 par value
(Authorized: 75,000,000 shares, issued and outstanding
0 shares actual; 0 shares as adjusted)

Treasury shares, at cost	(100)	(100)
Additional paid-in capital	59,891	63,854
Accumulated Deficit	(61,993)	(61,993)

Total shareholder's Deficiency	(2,039)	2,140

TOTAL CAPITALIZATION AND INDEBTEDNESS	(1,945)	2,234

(*) Adjusted for Fortissimo Additional Investments and Meitav Private Placements.
(**) Does not include 134,000 treasury shares.

USE OF PROCEEDS

        All of the proceeds from the sale of the ordinary shares offered under this prospectus are for the account of the selling shareholders. Accordingly, we will not receive any proceeds from the sales of these shares. We shall receive proceeds resulting from the exercise price payable to us upon the exercise of warrants held by the selling shareholder, unless the warrants are exercised in a “cashless” exercise, in which case we will receive no proceeds upon such exercise. Also, outstanding debt converted into equity shall not be required to be repaid. The net proceeds of the exercise of warrants, if any, will be used for working capital and general corporate purposes.

SELLING SECURITY HOLDERS

This prospectus relates to up to 274,584,157 ordinary shares that may be offered for sale from time to time, in one or more offerings, by the selling security holders listed below. Such selling security holders acquired through the following transactions the ordinary shares and securities convertible into or exercisable for the ordinary shares being registered in this prospectus:

The 2006 Financing:

In August 2006, we closed a share purchase agreement and financing in Israel led by Fortissimo Capital Fund GP LP, or Fortissimo, and a group of co-investors that included Shem Basum Ltd., a company controlled by one of our directors, and Yehuda Zisapel and Michael Chill, two existing shareholders. The Financing was for an initial investment of $1.5 million consisting of $750,000 for the purchase of 25,000,000 convertible preferred shares, or Preferred Shares, at a purchase price of $0.03 per share, and $750,000 as a convertible loan. The investors also received the right, exercisable within 18 months after the closing of the initial investment, to purchase up to an additional 75 million Preferred Shares , for up to a total of an additional $2.25 million. The investors also received warrants to purchase up to 18,750,000 Preferred Shares in the initial investment and warrants to purchase up to a total of 56,250,000 additional Preferred Shares in the event they make the additional investment. The warrants have an exercise price of $0.04 per share and are exercisable for a period of five years from date of issuance. The Preferred Shares are convertible, at the election of the holder, into our ordinary shares on a one-for-one basis.

The convertible loan under the 2006 Financing bears interest at 8.0% per annum. The convertible loan plus, at the election of the Investors, any accrued interest thereon, is convertible into Preferred Shares at a conversion price of $0.03 per share. The convertible loan matures three years from the closing date of the initial investment and, if not converted by such date, becomes due and payable 30 days thereafter.

In order to secure required financing in the last quarter of 2006 and the first quarter of 2007, the Company requested Fortissimo to accelerate the exercise of its right under the 2006 Financing to make additional investments. In this respect, the Company and Fortissimo entered into three addendums to the share purchase agreement as follows: on December 24, 2006 for the purchase of 23,333,334 Preferred Shares and 17,500,000 Preferred Warrants upon an investment of $0.7 million (the “First Addendum”); on February 7, 2007 for the purchase of 16,666,667 Preferred Shares and 12,500,000 Preferred Warrants upon an investment of $500,000 (the “Second Addendum”); and on March 20, 2007 for the purchase of 16,666,667 Preferred Shares and 12,500,000 Preferred Warrants upon an investment of $500,000 (the “Third Addendum”). The purchase price of the Preferred Shares was $0.03 per share and the exercise price of the warrants was $0.04 per share.

Pursuant to each of the First, Second and Third Addendums, respectively, and in consideration of the acceleration of the additional investment rights, the Company undertook to grant Fortissimo a new option (each a “New Option”) to acquire, on the same terms and conditions, the same number of shares and warrants as purchased under the respective Addendum. Each New Option is subject to the right of the Company for a period of 12 months from the date of issuance of the New Option (and subject to RadView having available surplus) to buy back any shares purchased under the Addendum by payment to Fortissimo of the purchase price paid for the shares and upon exercise of the warrants under the Addendum, if any, plus interest at the annual rate of 8%. The grant of each of the New Options is subject to the approval of the Company’s shareholders, and the Company undertook to seek such approval at the next annual shareholders meeting.

The maximum number of ordinary shares potentially issuable to the investors through the 2006 Financing and Additional Investments is 167,916,668 assuming conversion of all Preferred Shares and exercise of all outstanding warrants to purchase Preferred Shares but not including any shares that may be issued on conversion of interest due on the convertible debt or shares that may be issued pursuant to the New Options.

The Meitav Private Placements:

In March 2007 and May 2007, we closed two private placements in Israel for our ordinary shares led by Meitav Underwriting Ltd., or Meitav, and several institutional investors. The two private placements totaled approximately $3.4 million for the purchase of 56,378,980 ordinary shares at a price per share of $0.06 and warrants to purchase 39,465,286 ordinary shares at a price per share of $0.06. We undertook to use our best efforts to file a registration statement for the ordinary shares no later than July 20, 2007 and to use our best efforts to keep the registration effective until all the registered shares were sold. The maximum number of ordinary shares potentially issuable to the Meitav investors as a result of the private placements is 95,844,266 ordinary shares, assuming the exercise of all available warrants. Meitav received warrants for 2,818,949 ordinary shares as its success fee in acting as advisor to the Company in the two private placements, along with cash payments totaling $202,964.

The Existing Security Holders:

At various times since inception in 1991, RadView has issued ordinary shares and securities convertible into ordinary shares to its founders and early investors. Yehuda Zisapel was a founder and Chairman of our Board of Directors from inception and until he retired from the board in 2001. Zohar Zisapel, the brother of Yehuda, was a founder of RadView and served on the board until RadView’s initial public offering in 2000.

Our first investment round was in May 1997 for ordinary shares at a gross consideration of $1 million. In May 1998, we concluded a private offering for preferred shares for an aggregate gross consideration of $3,716,000, issuing preferred shares at a purchase price of approximately $2.97 per share, warrants for preferred shares at a $2.97 exercise price per share and options for ordinary shares at nominal value. As part of the May 1998 private offering, four of the participating investors, including the Zisapels (or entities controlled by them) and Argotec Ltd. were granted a percentage of our ordinary shares as a bonus at the close of the initial public offering. In 1998, Argotec Ltd. transferred all the shares, securities, options and its rights to receive any of them to Formula Ventures L.P., FV-PEH L.P., Formula Ventures (Israel) L.P. and Shem Basum Ltd.

In August 1998, RadView issued additional preferred shares at a price of approximately $2.97 per share for an aggregate gross consideration of $50,000, and issued warrants and options on the same terms as the May 1998 private offering. On the exercise of certain of the options granted in the May 1998 offering, RadView issued 1,595,400 ordinary shares at nominal value. On the exercise of warrants under that offering in July 1999, we issued 1,022,800 preferred shares at a purchase price of $2.97 per share.

In June 2000, we issued 656,300 ordinary shares at a purchase price equal to the nominal value of our ordinary shares to Formula Ventures L.P., Formula Ventures (Israel) L.P., FV-PEH L.P. and Shem Basum Ltd., pursuant to the exercise of additional options held by these investors.

In July 2000, we issued 933,800 ordinary shares at a purchase price equal to the nominal value of our ordinary shares to Zohar Zisapel and the two companies controlled by him, Michael and Klil Holdings (93) Ltd. and Lomsha Ltd., and to Yehuda Zisapel and two other investors pursuant to the exercise of options held by them.

Under RadView’s incorporation documents, the founding agreement and the dissolution of a certain trust arrangement, we issued to each of Yehuda and Zohar Zisapel an aggregate of 880,000 ordinary shares. In April 1997, Zohar Zisapel transferred 293,300 ordinary shares to each of Lomsha Ltd. and Michael and Klil Holding (93) Ltd., companies in which Zohar Zisapel is a principal shareholder and a director.

Comerica Revolving Line of Credit:

In May 2005, we entered into a one-year revolving line of credit facility with Comerica Bank for borrowings of up to $2.0 million. In connection with credit facility in May 2005, the Company issued to Comerica Bank a warrant to purchase 352,941 Ordinary Shares at an exercise price of $0.17 per share, exercisable for seven years. In December 2005, our borrowings under the credit facility exceeded the collateral base and, as a result, we triggered an event of default. We agreed upon a repayment plan with Comerica Bank to repay the outstanding borrowings under the facility in installments through January 2006, at which time all outstanding borrowings under the credit facility were fully repaid and the revolving line of credit facility was terminated.

The selling security holders may resell all, a portion or none of these ordinary shares from time to time. The table below sets forth, with respect to each selling security holder, based upon information available to us as of July 1, 2007, the number and percent of ordinary shares beneficially owned, the number of ordinary shares registered by this prospectus and the number and percent of ordinary shares that will be owned after the sale of the registered ordinary shares assuming the sale of all of the registered ordinary shares.

	Shares Beneficially Owned Before the Offering(1)		Shares Offered	Shares Beneficially Owned After the Offering(1)(2)
Holder	Shares(3)	Percent		Shares(3)	Percent

Beilis, Shai (4) (8) (17)	134,800	0.1%	9,800	125,000	*
Chill, Michael (5)(22)	1,145,834	0.7%	1,145,834	--	--
Comerica Incorporated (6)	352,941	0.2%	352,941	--	--
Etgarim Gemel Klally (7)	2,318,035	1.5%	2,318,035	--	--
Etgarim Gemel Madad (7)	14,773	0.0%	14,773	--	--
Etgarim Hishtalmut Tasiot (7)	17,680	0.0%	17,680	--	--
Etgarim Pitzuim Klally (7)	1,039,006	0.7%	1,039,006	--	--
Etgarim Pitzuim Madad (7)	161,194	0.1%	161,194	--	--
FV - PEH L.P. (4) (8)	311,947	0.2%	311,947	--	--
Formula Ventures L.P. (4) (8)	1,108,593	0.7%	1,108,593	--	--
Formula Ventures (Israel) L.P. (4) (8)	356,140	0.2%	356,140	--	--
Fortissimo Capital Fund, L.P. (9) (12)(22)	4,779,243	3.0%	4,779,243	--	--
Fortissimo Capital Fund (Israel), L.P. (10) (12)(22)	136,210,432	60.1%	136,210,432	--	--
Fortissimo Capital Fund (Israel-DP), L.P. (11) (12)(22)	9,739,491	6.0%	9,739,491	--	--
Meitav Gemel Ltd. (13)	14,166,678	8.6%	14,166,678	--	--
Meitav Underwriting Ltd. (14)	2,818,949	1.7%	2,818,949	--	--
Perfect Central Compensation Fund (15)	1,091,961	0.7%	1,091,961	--	--
Perfect Provident Fund Ltd. (15)	22,820,698	13.6%	22,820,698	--	--
Perfect Study Fund (15)	10,673,841	6.5%	10,673,841	--	--
Prisma Provident Funds Ltd. (16)	21,950,000	13.1%	21,930,000	20,000	*
Shem Basum Ltd. (4) (17)(22)	6,289,143	3.9%	6,289,143	--	--
Tamir Fishman Provident and Education Funds Ltd. (18)	19,060,400	11.5%	19,060,400	--	--
Yashir Gemel Agah (19)	416,500	0.3%	416,500	--	--
Yashir Gemel Klally (19)	1,156,000	0.7%	1,156,000	--	--
Yashir Hishtalmut Agah (19)	178,500	0.1%	178,500	--	--
Yashir Hishtalmut Klally (19)	799,000	0.5%	799,000	--	--
Zisapel, Yehuda (20)(22)	13,537,856	8.2%	13,537,856	--	--
Zisapel, Zohar (21)	2,079,522	1.3%	2,079,522	--	--

Total	274,729,157		274,584,157

* Indicates less than one percent (1%).

(1)	As used in this table, “beneficial ownership” means the sole or shared voting and investment power of ordinary shares. Unless otherwise indicated, each selling security holder listed below has sole voting and investment power with respect to the ordinary shares indicated as beneficially owned thereby. In accordance with Rule 13d-3 of the Exchange Act, any ordinary shares that any selling security holder has the right to acquire within sixty days of the date of this prospectus are deemed to be outstanding for the purpose of computing the beneficial ownership percentage of such selling security holder, but have not been deemed outstanding for the purpose of computing the percentage for any other selling security holder.

(2)	With respect to the selling security holders, it has been assumed that all ordinary shares so offered will be sold.

(3)	These ordinary shares include an aggregate of 81,666,668 ordinary shares issuable on conversion of Preferred Shares, 25,000,000 ordinary shares issuable on conversion of convertible debt (but exclude shares issuable upon conversion of interest due on the convertible debt), and 61,602,941 ordinary shares which may be acquired by the selling security holders within sixty days of July 1, 2007 upon the exercise of warrants granted by us and conversion of the preferred shares so purchased; does not include 125,000 Ordinary Shares issuable on exercise of an option and 20,000 Ordinary Shares purchased by the selling security holder in the open market.

(4)	The 134,800 ordinary shares offered by Mr. Shai Beilis in this registration exclude 125,000 ordinary shares underlying fully vested options exercisable within 60 days of July 1, 2007, granted to Mr. Beilis in August 2002 at an exercisable price of $0.945 for 50,000 ordinary shares and $0.28 for 75,000 ordinary shares. The ordinary shares underlying those options are registered pursuant to the Company’s Registration Statement on Form S-8. The address of Shai Beilis is 8 Hanna Senesh Street, Kfar Saba, Israel.

(5)	The 1,145,834 ordinary shares offered by Mr. Michael Chill include 416,667 ordinary shares underlying preferred shares purchased in the 2006 Financing at a purchase price of $0.03 per share, 312,500 ordinary shares underlying five year warrants granted in the 2006 Financing at an exercise price of $0.04 per share and 416,667 ordinary shares underlying a three year convertible note given in the 2006 Financing at a conversion price of $0.03 per share. The ordinary shares acquired in the 2006 Financing are subject to a shareholders agreement among Yehuda Zisapel, Michael Chill, Shem Basum Ltd. and the Fortissimo Entities under which the parties share dispositve power over the shares issued in that transaction. Michael Chill disclaims beneficial ownership of shares held by Yehuda Zisapel, Shem Basum Ltd. and the Fortissimo Entities. Mr. Chill’s address is 600 Columbus Avenue, New York, NY 10024 USA.

(6)	Comerica Incorporated (“Comerica”) is a publicly traded company organized under the laws of the State of Delaware. The 352,941 ordinary shares offered by Comerica are ordinary shares underlying the seven-year warrant issued to Comerica in May 2005 in connection with the revolving credit facility entered into with RadView, at an exercise price of $0.17 per share. Ralph W. Babb, Jr., James F. Cordes, Peter D. Cummings, William P. Vititoe, Kenneth L. Way, Joseph J. Buttigieg, III, Roger A. Cregg, T. Kevin DeNicola, Alfred A. Piergallini, Lillian Bauder, Anthony F. Earley, Jr., Robert S. Taubman and Reginald M. Turner, Jr. are the directors of Comerica (and Mr. Babb Jr. is also CEO) and by virtue of such positions, may be deemed to beneficially own the ordinary shares beneficially owned by Comerica; each disclaims beneficial ownership of the ordinary shares beneficially owned by Comerica, except to the extent of his or her pecuniary interest therein. The address of Comerica is Comerica Tower at Detroit Center, 500 Woodward Avenue, MC 3391, Detroit, Michigan 48226. Comerica is the controlling shareholder of three members of the NASD: Comerica Securities, Inc., Comerica Capital Markets Corporation (dba W.Y. Campbell), and Wilson Kemp & Associate, none of which are participating in this offering.

(7)	Yashir Investment House (Provident Funds) Ltd. (“Yashir Investment”) is a company registered in Israel which manages the provident and education funds whose shares are being offered hereby: (i) in the name of Etgarim Gemel Klally – 1,363,550 ordinary shares purchased at a price of $0.06 per share and 954,485 ordinary shares underlying a five year warrant at an exercise price per share of $0.06; in the name of Etgarim Pitzuim Klally – 611,180 ordinary shares purchased in the March Meitav Private Placement at a price of $0.06 per share and 427,826 ordinary shares underlying a five year warrant at an exercise price per share of $0.06; in the name of Etgarim Pitzuim Madad – 94,820 ordinary shares purchased at a price of $0.06 per share and 66,374 ordinary shares underlying a five year warrant at an exercise price per share of $0.06; Etgarim Hishtalmut Tasiot – 10,400 ordinary shares purchased at a price of $0.06 per share and 7,280 ordinary shares underlying a five year warrant at an exercise price per share of $0.06; and Etgarim Gemel Madad – 8,690 ordinary shares purchased at a price of $0.06 per share and 6,083 ordinary shares underlying a five year warrant at an exercise price per share of $0.06. All of these shares and warrants were acquired in connection with the March 2007 Meitav Private Placement. The securities held for the benefit of the funds are held for the benefit of the beneficiaries of such funds and Yashir Investment disclaims beneficial ownership of such securities. The address of Yashir Investment is 35 Efal Street, Kiryat Aryeh, Petah Tikva, 49511 Israel.

(8)	FV – PEH L.P. is a limited partnership registered in Delaware; Formula Ventures LP is a limited partnership registered in Delaware; and Formula Ventures (Israel) LP is a limited partnership registered in Israel. The 311,947 ordinary shares offered by FV – PEH L.P., the 1,108,593 ordinary shares offered by Formula Ventures LP and the 356,140 ordinary shares offered by Formula Ventures (Israel) LP were issued in connection with various transactions from RadView’s inception at an average exercise price per share of $1.26. Formula Ventures L.P., Formula Ventures (Israel) L.P. and FV – PEH L.P. are part of an affiliated group of investment entities managed by Formula Ventures Ltd. and Formula Ventures Partners (Cayman Islands) Ltd., a subsidiary thereof. Shai Beilis, Nir Linchevski and Benny Maiden, by virtue of their board of positions in Formula Venture Ltd., and Shai Beilis and Nir Linchevski, by virtue of their board positions in Formula Venture Partners (Cayman Islands) Limited, each share voting and dispositive power with respect to the shares held by Formula Ventures L.P., FV-PEH and Formula Ventures (Israel) L.P. Decisions with respect to voting and investment of the shares owned of record are made by majority vote and as CEO and Managing Director of Formula Ventures Ltd., Shai Beilis shares voting and investment power over ordinary shares held by Formula Ventures L.P., FV-PEH L.P., Formula Ventures (Israel) L.P., as well as those of Shem Basum Ltd., by virtue of his position as shareholder and director thereof. Shai Beilis disclaims beneficial ownership of the shares held of record by Formula Ventures L.P., FV-PEH L.P. and Formula Ventures (Israel) L.P., and of Shem Basum Ltd., except to the extent of his pecuniary interest therein. The address of Formula Ventures (Israel) L.P., Formula Ventures L.P., and FV-PEH L.P. is c/o Shai Beilis 11 Galgalei Haplada St. Herzliya, Israel, 46733; the address of Shai Beilis is 8 Hanna Senesh Street, Kfar Saba, Israel.

(9)	Fortissimo Capital Fund, L.P. (“FCF – Cayman”) is a limited partnership registered in the Cayman Islands. The 4,779,243 ordinary shares offered by FCF – Cayman include 2,348,840 ordinary shares underlying preferred shares purchased in the 2006 Financing and the Additional Investments at a purchase price of $0.03 per share, 1,761,630 ordinary shares underlying five year warrants granted in the 2006 Financing and Additional Investments at an exercise price of $0.04 per share and 668,773 ordinary shares underlying a three year convertible note given in the 2006 Financing at a conversion price of $0.03 per share. FCF-Cayman’s address is c/o Marc Lesnick, Fortissimo Capital Management Ltd., 14 Hamelacha Street, Park Afek, Rosh Haayin 48091 Israel.

(10)	Fortissimo Capital Fund (Israel) L.P. (“FCF – Israel”) is a limited partnership registered in Israel. The 136,210,432 ordinary shares offered by FCF – Israel include 68,194,715 ordinary shares underlying preferred shares purchased in the 2006 Financing and the Additional Investments at a purchase price of $0.03 per share, 51,146,036 ordinary shares underlying five year warrants granted in the 2006 Financing and Additional Investments at an exercise price of $0.04 per share and 16,869,681ordinary shares underlying a three year convertible note given in the 2006 Financing at a conversion price of $0.03 per share. FCF-Israel’s address is c/o Marc Lesnick, Fortissimo Capital Management Ltd., 14 Hamelacha Street, Park Afek, Rosh Haayin 48091 Israel.

(11)	Fortissimo Capital Fund (Israel – DP) L.P. (“FCF – Israel-DP”) is a limited partnership registered in Israel. The 9,739,491 ordinary shares offered by FCF – Israel-DP include 4,873,112 ordinary shares underlying preferred shares purchased in the 2006 Financing and the Additional Investments at a purchase price of $0.03 per share, 3,654,834 ordinary shares underlying five year warrants granted in the 2006 Financing and Additional Investments at an exercise price of $0.04 per share and 1,211,545 ordinary shares underlying a three year convertible note given in the 2006 Financing at a conversion price of $0.03 per share. FCF-Israel-DP’s address is c/o Marc Lesnick, Fortissimo Capital Management Ltd., 14 Hamelacha Street, Park Afek, Rosh Haayin 48091 Israel.

(12)	Fortissimo Capital Fund GP, LP (“FCF-GP”), a limited partnership registered in the Cayman Islands, is the general partner in each of FCF Cayman, FCF-Israel and FCF-Israel-DP (the “Fortissimo Entities”), who invest together in the framework of parallel private equity funds. In August 2006, the Fortissimo Entities and Shem Basum Ltd, Michael Chill and Yehuda Zisapel (the “Co-investors”) entered into a shareholders agreement. Pursuant to Rule 13d-5(b)(1) of the Exchange Act the Fortissimo Entities may, together with the Co-Investors be deemed to be members of a “Group” as such term is defined under the Exchange Act and the Fortissimo Entities may be deemed to beneficially own the ordinary shares beneficially owned by the Co-Investors, or 18,854,167 in the aggregate. Each of the Fortissimo Entities disclaims beneficial ownership of the shares owned by the Co-Investors. Mr. Yuval Cohen is the sole shareholder and director of Fortissimo Capital (GP) Management Ltd., a private company incorporated in the Cayman Island which is the sole general partner in FCF-GP. Mr. Eli Blatt, who is a member of our board of directors, is a limited partner in FCF-GP. Mr. Yochai Hacohen, who is our CEO and a member of our Board of Directors, is a managing partner of FCF-GP. By virtue of their positions with the Fortissimo Entities, each of Messrs. Cohen, Blatt and Hacohen may be deemed to beneficially own the ordinary shares beneficially owned by the Fortissimo Entities. Messrs. Cohen, Blatt and Hacohen disclaim beneficial ownership of the ordinary shares beneficially owned by the Fortissimo Entities, except to the extent of their pecuniary interest therein.

(13)	Meitav Gemel Ltd. (“Meitav Gemel”) is a private company registered in Israel. The 14,166,678 ordinary shares offered by Meitav Gemel consist of: (i) 1,333,330 ordinary shares and 933,331 ordinary shares underlying a warrant held in the name of Meitav Chisachon Gemel, (ii) 966,670 ordinary shares and 676,669 ordinary shares underlying a warrant held in the name of Meitav Chisachon Hishtalmut, (iii) 200,000 ordinary shares and 140,000 ordinary shares underlying a warrant held in the name of Meitav Chisachon Pizuim, (iv) 1,883,330 ordinary shares and 1,318,331 ordinary shares underlying a warrant held in the name of Meitav Hishtalmut Clali, (v) 125,000 ordinary shares and 87,500 ordinary shares underlying a warrant held in the name of Meitav Histalmut Shares, (vi) 616,670 ordinary shares and 431,669 ordinary shares underlying a warrant held in the name of Meitav Pizuim Clali (vii) 2,966,670 ordinary shares and 2,076,669 ordinary shares underlying a warrant held in the name of Meitav Tagmulim Clali, and (viii) 241,670 ordinary shares and 169,169 ordinary shares underlying a warrant held in the name of Meitav Tagmulim Shares. All of these shares and five-year warrants were acquired in connection with the May 2007 Meitav Private Placement at a purchase price of per share of $0.06 and an exercise price per share of $0.06 under the warrants and the warrants are five-year warrants with an exercise price of $0.06 per ordinary share. These Meitav Gemel entities are provident and education funds owned and managed by Meitav Gemel. The securities held for the benefit of the funds are held for the benefit of the beneficiaries of such funds and Meitav Gemel disclaims beneficial ownership of such securities. Meitav Gemel is a wholly owned subsidiary of Meitav Investment House Ltd. Mr. Zvi Stepak, a director of Meitav Gemel, is a controlling shareholder of Meitav Investment House Ltd. and Mr. Shlomo Simanovsky is a controlling shareholder of Meitav Investment House Ltd. By virtue of their positions with Meitav Gemel, Messrs. Stepak and Simanovsky may be deemed to beneficially own the ordinary shares beneficially owned by Meitav Gemel and each disclaims beneficial ownership of the ordinary shares beneficially owned by Meitav Gemel, except to the extent of his respective pecuniary interest therein. Meitav Gemel’s address is 4 Berkowitz Street, Museum Tower, Tel Aviv 61180, Israel.

(14)	Meitav Underwriting Ltd (“Meitav”) is a private company registered in Israel. The 2,818,949 ordinary shares offered by Meitav are shares underlying two five-year warrants (for 1,645,350 ordinary shares and 1,173,599 ordinary shares, respectively) that were granted to Meitav as part of the fee for its role as advisor to RadView in the Meitav Private Placements. Meitav is 75% owned by Meitav Investment Management Ltd., which is a wholly owned subsidiary of Meitav Investment House Ltd. Meitav Investment House is indirectly controlled by Zvi Stepak and Shlomo Simanovsky. By virtue of their indirect control of Meitav Investment Management and Meitav, Zvi Stepak and Shlomo Simanovsky may be deemed to beneficially own the ordinary shares beneficially owned by Meitav and each disclaims beneficial ownership of the ordinary shares beneficially owned by Meitav, except to the extent of his respective pecuniary interest therein. Meitav’s address is 4 Berkowitz Street, Museum Towers, Tel Aviv, 61180 Israel.

(15)	The 34,586,500 ordinary shares offered by the Perfect funds include 13,423,940 ordinary shares and 9,396,758 ordinary shares underlying a warrant held in the name of Perfect Provident Fund Ltd. (“Perfect PF”), 642,330 ordinary shares and 449,631 ordinary shares underlying a warrant held in the name of Perfect Central Compensation Fund, and 6,278,730 ordinary shares and 4,395,111 ordinary shares underlying a warrant held in the name of Perfect Study Fund. All of these shares and five-year warrants were acquired in the Meitav Private Placements at a purchase price of $0.06 per share and an exercise price of $0.06 per share under the warrants. The funds are managed by Perfect PF. Perfect PF is a wholly-owned subsidiary of Perfect (Y.N.E.) Capital Markets Ltd, which in turn is owned equally by Malka Nir Holdings Ltd., Levinstein Yair Holdings Ltd. and Enter Holdings 1 Ltd. Levinstein Yair Holdings Ltd is a owned by Yair Levinstein, the Chairman of Perfect PF; Malka Nir Holdings is owned by Nir Malka, the CEO and a director of Perfect PF. By virtue of their positions with Perfect PF, Messers Levinstein and Malka may be deemed to beneficially own the ordinary shares beneficially owned by Perfect PF, each of whom disclaims beneficial ownership of the ordinary shares beneficially owned by Perfect PF. Any economic interest or beneficial ownership in any of the securities held by Perfect PF are held for the benefit of the beneficiaries of the fund. The address of Perfect PF is 4 Maskit Street, Herzliya, 46733 Isarel.

(16)	Prisma Provident Funds Ltd. (“Prisma PF”) is a company registered in Israel. The ordinary shares being offered in this registration exclude 20,000 ordinary shares acquired by Prisma PF in the open market. The 21,930,000 ordinary shares offered by Prisma PF in this registration are held in the name of provident funds, advanced training funds and severance pay funds managed by Prisma PF (the “Funds”). Prisma PF holds the investment power and the voting power over the ordinary shares. Any economic interest or beneficial ownership in such ordinary shares is held for the benefit of the beneficiaries of the Funds as follows: (i) 7,200,000 ordinary shares purchased in the Meitav Private Placements at a price of $0.06 per share and 5,040,000 ordinary shares underlying a five year warrant at an exercise price per share of $0.06 held in the name of Hermon Provident Fund; 1,250,000 ordinary shares purchased in the Meitav Private Placements at a price of $0.06 per share and 875,000 ordinary shares underlying a five year warrant at an exercise price per share of $0.06 held in the name of Atzmon Central Severance Pay Fund; 4,000,000 ordinary shares ordinary shares purchased in the Meitav Private Placements at a price of $0.06 per share and 2,800,000 ordinary shares underlying a five year warrant at an exercise price per share of $0.06 held in the name of Tavor Advanced Training Fund; and 450,000 ordinary shares purchased in the May Meitav Private Placement at a price of $0.06 per share and 315,000 ordinary shares underlying a five year warrant at an exercise price per share of $0.06 held in the name of Signon Provident Fund – Hermon General Investment Track. Prisma PF is a wholly owned subsidiary of Prisma Capital Markets Ltd. which is a wholly owned subsidiary of Prisma Investment House Ltd. Dov Kotler is a director in Prisma PF and Prisma Capital Markets and is CEO of Prisma Investment House; Ezra Attar is deputy CEO of Prisma Investment House, a director and CEO of Prisma PF and a director of Prisma Capital Markets. Ofir Shmueli, Francine Dadi, Raz Ron, Ilan Gifman and Meir Vidal are directors of Prisma PF. Prisma Investment House is owned 94.7% by The Markstone Partnerships (Markstone Capital Partners LP, Markstone Capital Partners (Israel) LP, Markstone Capital Partners (Israel Parallel) LP and Markstone Capital Partners (Israel Parallel 2) LP) and approximately 5.3% by Moed Securities Ltd. The general partner of each of the Markstone Partnerships is Markstone Capital Group LP whose general partner is Markstone Capital Group LLC the voting rights in which are shared equally among Elliott Broidy, and two directors of Prisma Investment House, Ron Lubash and Amir Kess. The address of Prisma PF is Sonol Tower, 52 Menachem Begin Road, Tel Aviv 67137 Israel.

(17)	Shem Basum Ltd. (“Shem Basum”) is an Israeli company whose controlling shareholder and director is Shai Beilis, a shareholder and director of the Company. The 6,289,143 ordinary shares offered by Shem Basum include 1,666,667 ordinary shares underlying preferred shares purchased in the 2006 Financing at a purchase price of $0.03 per share, 1,250,000 ordinary shares underlying five year warrants granted in the 2006 Financing at an exercise price of $0.04 per share, 1,666,667 ordinary shares underlying a three year convertible note given in the 2006 Financing at a conversion price of $0.03 per share, and 1,666,667 ordinary shares purchased from North Bridge Venture Partners III, L.P., then a shareholder of the Company, in December 2005 at a purchase price of $0.06 per share. Shai Beilis, by virtue of his shareholdings and board position in Shem Basum, shares voting and dispositive power over ordinary shares held by Shem Basum. Shai Beilis disclaims beneficial ownership of the shares held of record by Shem Basum, except to the extent of his pecuniary interest therein. The address of Shem Basum is c/o Shai Beilis, 8 Hanna Senesh Street, Kfar Saba, Israel.

(18)	Tamir Fishman Provident and Education Funds Ltd. (“Tamir Fishman”), a company registered in Israel, is an affiliate of a broker-dealer. Tamir Fishman represented to us that it (i) purchased the securities in the ordinary course of business, as an investment and without a view toward the distribution of such securities and (ii) did not have an agreement or understanding, directly or indirectly, with any person to distribute the securities at the time it purchased the securities. Tamir Fishman is a private company registered in Israel. The 19,060,400 ordinary shares offered by Tamir Fishman consist of: (i) 4,055,000 ordinary shares and 2,838,500 ordinary shares underlying a warrant held in the name of Tamir Fishman Education Fund – General, (ii) 170,000 ordinary shares and 119,000 ordinary shares underlying a warrant held in the name of Tamir Fishman Education Fund – Shares, (iii) 325,000 ordinary shares and 227,500 ordinary shares underlying a warrant held in the name of Tamir Fishman Provident Fund – Shares, (iv) 4,860,000 ordinary shares and 3,402,000 ordinary shares underlying a warrant held in the name of Tamir Fishman Provident Fund – General, (v) 580,000 ordinary shares and 406,000 ordinary shares underlying a warrant held in the name of Tamir Fishman Severance Pay Fund – General and (vi) 1,222,000 ordinary shares and 855,400 ordinary shares underlying a warrant held in the name of Tamir Fishman Severance Pay Fund – Value. All of these shares and warrants were acquired in connection with the March Meitav Private Placement at a purchase price of $0.06 per share and an exercise price of $0.06 per share under the warrants. These Tamir Fishman entities are provident, education and severance pay funds owned and managed by Tamir Fishman. The securities held for the benefit of the funds are held for the benefit of the beneficiaries of such funds and Tamir Fishman disclaims beneficial ownership of such securities. Tamir Fishman is a wholly-owned subsidiary of Tamir Fishman Asset Management Ltd. which is a wholly-owned subsidiary of Tamir Fishman & Co. Ltd. Eldad Tamir, Danny Fishman and RBC Dominion Securities Limited are the controlling shareholders of Tamir Fishman & Co. Mr. Ira Friedman is a director and CEO of Tamir Fishman and Messrs. Rani Lifshitz, Reuven Kuvent, Ovadia Ben Yehezkel and Yaki Mendel and Ms. Dafna Ben Dov and Ms.Ayala Ben Dahan are directors of Tamir Fishman. By virtue of their position with Tamir Fishman, each of Messrs. Tamir, Fishman, Friedman, Lifshitz, Kuvent, Yehezkel and Mendel and Ms. Ben Dov and Ms. Ben Dahan may be deemed to beneficially own the ordinary shares beneficially owned by Tamir Fishman and each disclaims beneficial ownership of the ordinary shares beneficially owned by Tamir Fishman, except to the extent of his or her pecuniary interest therein. Tamir Fishman’s address is 21 Ha’Arba’a Street, Platinum Tower, Tel Aviv 64739, Israel.

(19)	Yashir Investment House (Provident Funds) Ltd. (“Yashir Investment”) is a company registered in Israel which manages the provident and education funds whose shares are being offered hereby: (i) in the name of Yashir Gemel Klally – 680,000 ordinary shares purchased in the March Meitav Private Placement at a price of $0.06 per share and 476,000 ordinary shares underlying a five year warrant at an exercise price per share of $0.06; in the name of Yashir Gemel Agah – 245,000 ordinary shares purchased in the March Meitav Private Placement at a price of $0.06 per share and 171,500 ordinary shares underlying a five year warrant at an exercise price per share of $0.06; in the name of Yashir Hishtalmut Agah – 105,000 ordinary shares purchased in the March Meitav Private Placement at a price of $0.06 per share and 73,500 ordinary shares underlying a five year warrant at an exercise price per share of $0.06; and Yashir Hishtalmut Klally – 470,000 ordinary shares purchased in the March Meitav Private Placement at a price of $0.06 per share and 329,000 ordinary shares underlying a five year warrant at an exercise price per share of $0.06. The securities held for the benefit of the funds are held for the benefit of the beneficiaries of such funds and Yashir Investment disclaims beneficial ownership of such securities. The address of Yashir Investment is 35 Efal Street, Kiryat Aryeh, PetahTikva, 49511 Israel.

(20)	The 13,537,856 ordinary shares offered by Yehuda Zisapel include 2,079,522 ordinary shares acquired by him in connection with various transactions from inception at an average price per share of $0.85, 4,166,667 ordinary shares underlying preferred shares purchased in the 2006 Financing at a price per share of $0.03, 3,125,000 ordinary shares underlying five-year warrants issued in the 2006 Financing at an exercise price of $0.04 per share, and 416,667 ordinary shares underlying a three year convertible note given in the 2006 Financing at a conversion price of $0.03 per share. The ordinary shares acquired in the 2006 Financing are subject to a shareholders agreement among Yehuda Zisapel, Michael Chill, Shem Basum Ltd. and the Fortissimo Entities under which the parties share dispositve power over the shares issued in that transaction. Yehuda Zisapel disclaims beneficial ownership of shares held by Michael Chill, Shem Basum Ltd. and the Fortissimo Entities. Yehuda Zisapel’s address is 24 Raoul Wallenberg Street, Tel Aviv 69719 Israel.

(21)	The 693,252 ordinary shares offered by Zohar Zisapel; 693,135 ordinary shares offered by Michael and Klil Holdings (93) Ltd.; and 693,135 ordinary shares offered by Lomsha Ltd. were acquired by them in connection with various transactions from inception at an average price per share of $0.85. Zohar Zisapel is a principal shareholder and a director of each of Michael and Klil Holdings (93) Ltd., and Lomsha Ltd. The address of Zohar Zisapel, Michael and Klil Holdings (93) Ltd. and Lomsha Ltd. is 24 Raoul Wallenberg Street, Tel Aviv 69719 Israel.

(22)	The Fortissimo Entities, Shem Basum Ltd. and Michael Chill have entered into a shareholders agreement pursuant to which Shem Basum and Michael Chill will vote their shares in accordance with the vote of the Fortissimo Entities, except with respect to related party transactions and matters that adversely and disproportionately affect their rights and entitlements, as compared to those of the Fortissimo Entities. In addition, this agreement contains certain provisions with respect to co-sale rights, rights of first refusal and other rights that may affect the disposition of ordinary shares, as to which Yehuda Zisapel (an existing shareholder and an investor in the 2006 Financing) has joined.

The information provided in the table above with respect to the Selling Security Holders has been obtained from these Selling Security Holders.

Except as otherwise disclosed above or in documents incorporated herein by reference, the selling security holders have not within the past three years had any position, office or other material relationship with our Company. Because the selling security holders may sell all or some portion of the ordinary shares beneficially owned by them, only an estimate (assuming the selling security holders sells all of the shares offered hereby) can be given as to the number of ordinary shares that will be beneficially owned by the selling security holders after this offering. In addition, the selling security holders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the dates on which they provided the information regarding the ordinary shares beneficially owned by them, all or a portion of the ordinary shares beneficially owned by them in transactions exempt from the registration requirements of the Securities Act.

EXPENSES

        The following table sets forth the costs and expenses payable by us in connection with the registration of the ordinary shares being registered hereunder. No expenses shall be borne by the selling shareholders, except commission or discounts, if any. All of the amounts shown are estimates, except for the SEC Registration Fees:

Amount to be Paid

SEC registration fee	$591
Legal fees and expenses	25,000
Accounting fees and expenses	5,000
Miscellaneous fees and expenses (including printing expenses)	2,500

Total	$33,091

DESCRIPTION OF ORDINARY SHARES

The following is a summary description of our Ordinary Shares under our Articles of Association.

Dividend and Liquidation Rights. All holders of paid-up Ordinary Shares of the Company have an equal right to participate in a distribution of dividends, whether by cash or by bonus shares pro rata to the shares held by them. All holders of paid up ordinary shares of the Company have the right (i) to participate in a distribution of the Company’s assets as a dividend or partial liquidation, pro rata with the holders of preferred shares as if the preferred shares had been converted to ordinary shares, and (ii) to receive in a liquidation or deemed liquidation, after payment to the preferred shareholders of an amount equal to the purchase price of the preferred shares (as may have been adjusted), an amount equal to the purchase price of the ordinary shares, and thereafter to participate equally in any surplus, pro rata with the holders of preferred shares.

The Board of Directors may issue shares and other securities, which are convertible or exercisable into shares, up to the limit of the Company’s authorized share capital.

The Company’s Board of Directors is the organ authorized to decide upon the distribution of dividends or bonus shares.

Voting, Shareholders’ Meetings, Notices and Resolutions. Holders of paid-up Ordinary Shares have one vote for each share held on all matters submitted to a vote of shareholders, subject to the special voting rights of the preferred shares. Such voting rights may be affected further in the future by the grant of any other special voting rights to the holders of a class of shares with preferential rights.

The quorum required for a general meeting of shareholders (whether annual or special) consists of at least two shareholders present in person or by proxy/voting instrument and holding, or representing, at least 33 1/3% of the voting rights of the issued share capital. A meeting adjourned for lack of quorum shall be postponed by one week, to the same day, time and place, or to a later time if stated in the invitation to the meeting or in the notice of the meeting. The quorum for the commencement of the adjourned meeting shall be any number of participants.

Unless otherwise determined by the Israeli Companies Law 1999 or the Company’s Articles of Association, a resolution requires approval by the holders of a majority of the shares represented at the meeting, in person or by proxy, and voting thereon.

The Companies Law 1999 requires that certain transactions, actions and arrangements be approved by shareholders, including (i) arrangements with a director as to the terms of his office and compensation and arrangements for insurance, exemption and indemnity of directors; (ii) certain Extraordinary Transactions (as defined in the Companies Law) of the Company with its controlling shareholders or any Extraordinary Transaction in which a controlling shareholder has a personal interest; (iii) certain private placements; and (iv) any action or Extraordinary Transaction in which the majority of the members of the Board of Directors have a personal interest.

Ordinary shares are subject to protective rights of preferred shares over significant corporate actions, such as approval of mergers and acquisitions, voluntary liquidation or dissolution, declaration of dividends, amendments to the articles of association, sale or transfer of assets, and issuance of securities with equal or superior rights. Preferred shares are also entitled to nominate a majority of the members of the Board of Directors.

Each shareholder of record is entitled to receive at least a 21 day prior notice of shareholders’ meetings. The accidental omission to give notice of a meeting to any member, or the non receipt of notice sent to such member, shall not invalidate the proceedings at such meeting. For purposes of determining the shareholders entitled to notice and to vote, the Board of Directors may fix a record date subject to the provisions of the law. Currently, Israeli law provides that the record date not be any earlier than 40 days prior to the meeting.

Transfer of Shares. Fully paid Ordinary Shares may be transferred freely. The transfer of Ordinary Shares not fully paid up requires the approval of the Board of Directors.

Modification of Rights Attached to Shares. In order to change the rights attached to any class of shares, unless otherwise provided by the terms of the class, such change must be adopted by a general meeting of the shareholders and by a separate general meeting of the holders of the affected class with a majority of the voting power participating in such meeting. The provisions of the Articles relating to general meetings of RadView’s shareholders shall apply, mutatis mutandis, to any separate general meeting of the holders of the shares of a specific class; provided, however, that the vote required at any such separate general meeting shall be more than 50% of the outstanding shares of that class. For this purpose, the creation of additional shares of a specific class, or the issuance of additional shares of a specific class, shall not be deemed a modification or abrogation of rights attached to shares of such class or any other class.

Election of Directors. RadView’s directors are elected annually at a general meeting of shareholders and remain in office until the next annual meeting at which time they retire, unless their office is previously vacated as provided in our Articles. A retiring director may be reelected. If no directors are elected at the annual meeting, all of the retiring directors remain in office pending their replacement at a general meeting. Holders of the ordinary shares do not have cumulative voting rights in the election of directors. Consequently, the holders of ordinary shares in the aggregate conferring more than 50% of the voting power, include preferred shares on an as converted basis, represented in person or by proxy, will have the power to elect all the directors. The preferred shares are entitled to nominate a majority of our Board of Directors. Pursuant to the Companies Law, shareholders of publicly traded companies must appoint at least two external directors to serve on their board of directors and audit committee, and their service term is three years.

PLAN OF DISTRIBUTION

        The selling shareholders and any of the pledgees, donees, assignees, transferees, and successors in interest, may sell any or all of their securities from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling shareholders may sell the securities by one or more of the following methods, without limitation:

—	block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

—	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

—	an exchange distribution in accordance with the rules of any stock exchange on which the securities are listed;

—	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchases, which may include long sales or short sales effected after the effective date of the prospectus of which this registration statement is part;

—	privately negotiated transactions;

—	“at the market” or through market makers or into an existing market for the shares;

—	through the writing or settlement of options or other hedging transactions on the securities, whether through an options exchange or otherwise;

—	through the distribution of the securities by the selling shareholder to its partners, members or shareholders;

—	in one or more underwritten offerings on a firm commitment or best efforts basis;

—	any combination of any of these methods of sale; and

—	any other method permitted pursuant to applicable law.

        The selling shareholders may also transfer the securities by gift. We do not know of any arrangements by the selling shareholders for the sale of any of the securities.

        A selling shareholder may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals, or as an agent of the selling shareholder. Broker-dealers may agree with the selling shareholder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for the selling shareholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions in any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. A selling shareholder may also sell the securities in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus, regardless of whether the securities are covered by this prospectus.

        From time to time, a selling shareholder may pledge, hypothecate or grant a security interest in some or all of the securities owned by it. The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling shareholders. The number of the selling shareholders securities offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for a selling shareholder’s securities will otherwise remain unchanged.

        To the extent required under the Securities Act, the aggregate amount of the selling shareholders securities being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the securities may receive compensation in the form of underwriting discounts, concessions, commissions or fees from the selling shareholder and/or purchasers of selling shareholders’ securities, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

        The selling shareholders and any underwriters, brokers, dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.

        A selling shareholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with the selling shareholder, including, without limitation, in connection with distributions of the securities by those broker-dealers.

        The anti-manipulation provisions of Regulation M under the Exchange Act will apply to purchases and sales of ordinary shares by the selling shareholder. Under Regulation M, a selling shareholder or its agents may not bid for, purchase, or attempt to induce any person to bid for or purchase our ordinary shares while the selling shareholder is distributing ordinary shares covered by this prospectus. A selling shareholder is not permitted to cover short sales by purchasing ordinary shares while the distribution is taking place. Furthermore, Regulation M provides for restrictions on market-making activities by persons engaged in the distribution of the ordinary shares.

        A selling shareholder may enter into option or other transactions with broker-dealers that involve the delivery of the securities offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities. A selling shareholder may also loan or pledge the securities offered hereby to a broker-dealer and the broker-dealer may sell the securities offered hereby so loaned or upon a default may sell or otherwise transfer the pledged securities offered hereby.

        We have agreed to indemnify in certain circumstances the selling shareholders of the securities covered by the registration statement, against certain liabilities, including liabilities under the Securities Act. The selling shareholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act.

        The securities offered hereby were originally issued to the selling shareholders pursuant to an exemption from the registration requirements of the Securities Act.

        We have agreed to pay certain fees and expenses in connection with this offering, not including any selling commissions. We will not receive any proceeds from sales of any securities by the selling shareholders. We shall receive proceeds resulting from the exercise price payable to us upon the exercise of warrants held by the selling shareholder, unless the warrants are exercised in a “cashless” exercise, in which case we will receive no proceeds upon such exercise. Also, outstanding debt converted into equity shall not be required to be repaid.

        We cannot assure you that the selling shareholders will sell all or any of the securities offered for sale under this prospectus.

        As of December 31, 2006 and July 1, 2007, our authorized share capital was 5,500,000 NIS divided into 350,000,000 ordinary shares, nominal value NIS 0.01, 125,000,000 Series A Preferred Shares, nominal value NIS 0.01, and 75,000,000 Series B Preferred Shares.

        As of December 31, 2006 and July 1, 2007, we had 68,859,015 and 158,571,330 ordinary shares issued and outstanding, respectively (including preferred shares on an as converted basis).

        The transfer agent for our ordinary shares is Computershare, 250 Royall Street, Canton, MA 02021.

DIVIDEND POLICY

        The Company does not currently have a dividend policy. The declarations and payment of any cash dividends in the future will be determined by the Board of Directors in light of the conditions exiting at that time. This will include our earnings and financial condition. We may only pay cash dividends in any fiscal year, out of “profits”, as defined under Israeli law.

LEGAL MATTERS

        The validity of the ordinary shares, including the ordinary shares issuable upon conversion of the note and the exercise of the warrants, will be passed upon for us by Amit, Pollak, Matalon & Co., our Israeli counsel.

EXPERTS

        Our consolidated financial statements, included in our Annual Report on Form 20-F for the year ended December 31, 2006, have been audited by Kost Forer Gabbay & Kasierer, independent registered public accounting firm and a member of Ernst & Young Global as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form F-3 under the Securities Act, with respect to the securities offered by this prospectus. However, as is permitted by the rules and regulations of the SEC, this prospectus, which is part of our registration statement on Form F-3, omits certain non-material information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us, and the securities offered by this prospectus, please refer to the registration statement.

        We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports, including annual reports on Form 20-F by June 30 of each year. Prior to reporting for fiscal year 2006, we filed our annual reports on Form 10-K. We also furnish to the SEC material information under cover of Form 6-K.

        The registration statement on Form F-3 of which this prospectus forms a part, including the exhibits and schedules thereto, and reports and other information filed by us with the SEC may be inspected without charge and copied at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material are also available by mail from the Public Reference Section of the SEC, at 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC (http://www.sec.gov).

        As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and our officers, directors and principal shareholders are exempt from the “short-swing profits” reporting and liability provisions contained in Section 16 of the Exchange Act and related Exchange Act rules.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to “incorporate by reference” the information we file with or submit to it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with or submitted to the SEC will update and supersede this information. We incorporate by reference into this prospectus the documents listed below:

(a)	Our annual report on Form 20-F for the fiscal year ended December 31, 2006, filed with the SEC on June 28, 2007;

(b)	The description of our ordinary shares contained in our registration statement on Form 8-A filed with the SEC on April 1, 1996, as amended by the description of our ordinary shares contained in a Form 6-K filed on August 22, 2006 and by the description contained in our annual report on Form 20-F for the fiscal year ended December 31, 2006, filed with the SEC on June 28, 2007; and

(c)	Our current report on Form 6-K filed with the SEC on July 31, 2007.

        In addition, all subsequent annual reports on Form 20-F filed prior to the termination of this offering and any reports on Form 6-K subsequently submitted to the SEC or portions thereof that we specifically identify in such forms as being incorporated by reference into the registration statement of which this prospectus forms a part, shall be considered to be incorporated into this prospectus by reference and shall be considered a part of this prospectus from the date of filing or submission of such documents.

        As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document.

        We will deliver to each person (including any beneficial owner) to whom this prospectus has been delivered a copy of any or all of the information that has been incorporated by reference into this prospectus but not delivered with this prospectus. We will provide this information upon written or oral request, and at no cost to the requester. Requests should be directed to:

RadView Software Ltd.
14 Hamelacha Street
Park Afek
Rosh Ha'ayin 48091 Isael
Tel.:	(+972) 3 915 7060
Fax:	(+972) 3 915 7649
Attn.:	Eli Sofer, CFO

ENFORCEABILITY OF CIVIL LIABILITIES

        We have been informed by our legal counsel in Israel, Amit, Pollak, Matalon & Co., that there is doubt concerning the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a United States final executory judgment in a civil matter, including a monetary or compensatory judgment in a non-civil matter, obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel. The rules of private international law currently prevailing in Israel do not prohibit the enforcement of a judgment by Israeli courts provided that:

—	the judgment is enforceable in the state in which it was given;
—	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;
—	the judgment and the enforcement of the judgment are not contrary to the law, public policy, security or sovereignty of the State of Israel;
—	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and
—	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

        We have appointed RadView Software, Inc. as our agent to receive service of process in any action against us in any competent court of the United States arising out of this offering or any purchase or sale of securities in connection with this offering.

        If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at an annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

RADVIEW SOFTWARE LTD.

Up to 274,584,157 Ordinary Shares

PROSPECTUS

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Consistent with the provisions of the Israeli Companies Law, 1999 (the “Companies Law”), the amended Articles of the Registrant include provisions permitting the Registrant to procure insurance coverage for its “office holders”, exempt them from certain liabilities and indemnify them, to the maximum extent permitted by law. An “office holder” is defined in the Companies Law and the Articles as a director, managing director, chief business manager, executive vice president, vice president, other manager reporting directly to the managing director and any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title.

        INSURANCE

Under the Companies Law, a company may obtain insurance for any of its office holders for: (i) a breach of his duty of care to the company or to another person; (ii) a breach of his duty of loyalty to the company provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice the company’s interests; or (iii) a financial liability imposed upon him in favor of another person concerning an act preformed by him in his capacity as an office holder. The Registrant has obtained directors’ and officers’ liability insurance covering its officers and directors and those of its subsidiaries.

        INDEMNIFICATION

        The Companies Law provides that a company may indemnify an officer holder against: (i) a financial liability imposed on him in favor of another person by any judgment concerning an act preformed in his capacity as an office holder; (ii) reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court relating to an act preformed in his capacity as an office holder in connection with: (a) proceedings the company institutes against him or instituted on its behalf or by another person; (b) a criminal charge from which he was acquitted; (c) a criminal charge in which he was convicted for a criminal offence that does not require proof of criminal intent; and (d) an investigation or a proceeding instituted against him by an authority competent to administrate such an investigation or proceeding that ended without the filing of an indictment against the office holder and, either without any financial obligation imposed on the office holder in lieu of criminal proceedings; or with financial obligation imposed on him in lieu of criminal proceedings, in a crime which does not require proof of criminal intent. The Articles of the Registrant authorize the Registrant to indemnify its office holders to the fullest extent permitted under the law. The Companies Law also authorizes a company to undertake in advance to indemnify an office holder with respect to events specified above, provided that, with respect to indemnification under sub-section (i) above, the undertaking: (a) is limited to events which the board of directors determines can be anticipated, based on the activity of the Company at the time the undertaking is given; (b) is limited in amount or criteria determined by the board of directors to be reasonable for the circumstances; and (c) specifies the abovementioned events, amounts or criteria.

        We have entered into indemnification agreements with directors and some officers providing for indemnification under certain circumstances for acts and omissions which may not be covered (or not be covered in full) by any directors’ and officers’ liability insurance. Such indemnification agreement appears in exhibit 4.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2007.

        EXEMPTION

        Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, for a breach of his duty of care, provided that in no event shall the office holder be exempt from any liability for damages caused as a result of a breach of his duty of care to the company in the event of a “distribution” (as defined in the Companies Law). The Articles authorize Registrant to exempt any office holder from liability to the Registrant to the extent permitted by law.

        Both the Companies Law and the Articles provide that the Registrant may not exempt or indemnify an office holder nor enter into an insurance contract which would provide coverage for liability incurred as a result of any of the following: (a) a breach by the office holder of his duty of loyalty (however, the Registrant may insure and indemnify against such breach if the office holder acted in good faith and had a reasonable basis to assume that the act would not harm the Registrant); (b) a breach by the office holder of his duty of care if the breach was done intentionally or recklessly, unless made in negligence only; (c) any act done with the intent to derive an illegal personal benefit; or (d) any fine or monetary penalty levied against the office holder.

Item 9:     Exhibits

Exhibit No.	Description

3.1	Memorandum of Association of Registrant (English translation) (filed as Exhibit 3.1 to the Company's Registration Statement on Form F-1, No. 333-41526, and incorporated herein by reference)

3.2	Amended and Restated Form of Articles of Association of Registrant (filed as Appendix B to the Company's Proxy Statement for the Year Ended December 31, 2005, on Form DEF 14A, No. 000-31151 and incorporated herein by reference)

4.1	Form of Ordinary Share Certificate (filed as Exhibit 4.1 to the Company's Registration Statement on Form F-1, No. 333-41526, and incorporated herein by reference)

4.2	Registration Rights Agreement (filed as Appendix E to the Company's Proxy Statement for the year ended December 31, 2005 on Form DEF 14A, No. 000-31151, and incorporated herein by reference)

4.3*	Warrant Issued to Comerica Bank, in connection with a revolving line of credit entered into May 2005

4.4	Share Purchase Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P. and certain other investors, dated as of April 4, 2006 (filed as Exhibit 10.18 to the Company's Form 10-K for the year ended December 31, 2005, and incorporated herein by reference)

4.5	Form of Warrant Issued to Fortissimo Capital Fund GP, L.P. and certain other investors, in connection with the Share Purchase Agreement identified in Exhibit 4.4 above and in connection with the Addendums identified in Exhibits 4.6, 4.7 and 4.8 below (filed as Exhibit 4.12 to the Company's Form 20-F for the year ended December 31, 2006, and incorporated herein by reference)

4.6	Addendum Number One to Share Purchase Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P., dated as of December 24, 2006 (filed as Exhibit 4.13 to the Company's Form 20-F for the year ended December 31, 2006, and incorporated herein by reference)

4.7	Addendum Number Two to Share Purchase Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P., dated as of February 7, 2007 (filed as Exhibit 4.14 to the Company's Form 20-F for the year ended December 31, 2006, and incorporated herein by reference)

4.8	Addendum Number Three to Share Purchase Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P., dated as of March 20, 2007 (filed as Exhibit 4.15 to the Company's Form 20-F for the year ended December 31, 2006, and incorporated herein by reference)

4.9	Convertible Loan Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P. and certain other investors, dated as of April 4, 2006 (filed as Exhibit 10.19 to the Company's Form 10-K for the year ended December 31, 2005, and incorporated herein by reference)

4.10	Form of Subscription Agreement for Private Placements led by Meitav Underwriting Ltd. in March and May, 2007 (filed as Exhibit 4.19 to the Company's Form 20-F for the year ended December 31, 2006, and incorporated herein by reference)

4.11	Form of Warrant issued in connection with the Subscription Agreement identified in Exhibit 4.10 above. (filed as Exhibit 4.20 to the Company's Form 20-F for the year ended December 31, 2006, and incorporated herein by reference)

4.12*	Warrants issued to Meitav Underwriting Ltd.

5.1*	Opinion of Amit, Pollak, Matalon & Co. Israeli Counsel for RadView Software Ltd., as to the validity of the ordinary shares.

23.1*	Consent of Amit, Pollak, Matalon & Co. (included in Exhibit 5.1)

23.2*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst &Young Global.

*	Filed herewith

ITEM 10. UNDERTAKINGS

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act Item 8.A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section l5(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B (Sec 230.430B of this chapter):

A.	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B.	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section l5(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to the directors, officers and controlling persons of the registrant pursuant to the provisions described under “Item 8. Indemnification of Directors and Officers” above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Rosh Ha’ayin, in the State of Israel, on July 31, 2007.

RadView Software Ltd.

By:	/s/ Yochai Hacohen	/s/ Eli Sofer
Name:	Yochai Hacohen	Eli Sofer

Title:	President and Chief	Chief Financial
	Executive Officer	Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Yochai Hacohen and Eli Sofer, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement, together with all schedules and exhibits thereto, and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on, sign and file any supplement to any prospectus filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Jaron Lotan —————————————— Mr. Jaron Lotan	Chairman of the Board of Directors	July 31, 2007

/s/ Yochai Hacohen —————————————— Mr. Yochai Hacohen	President, Chief Executive Officer and Director (Principal Executive Officer)	July 31, 2007

/s/ Eli Sofer —————————————— Mr. Eli Sofer	Chief Financial Officer (Principal Financial and Accounting Officer)	July 31, 2007

/s/ Ilan Kinreich —————————————— Mr. Ilan Kinreich	Director	July 31, 2007

/s/ Shai Beilis —————————————— Mr. Shai Beilis	Director	July 31, 2007

/s/ David Assia —————————————— Mr. David Assia	Director	July 31, 2007

/s/ Eli Blatt —————————————— Mr. Eli Blatt	Director	July 31, 2007

By: Name: Title: Date:	Authorized Representative in the U.S.: RadView Software, Inc. /s/ Rafi Benami —————————————— Rafi Benami General Manager July 31, 2007